NOTICE OF ANNUAL GENERAL MEETING

OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

TO BE HELD ON JUNE 7, 2019

VANCOUVER, BRITISH COLUMBIA, CANADA

DATED: APRIL 29, 2019

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares, you may contact Asanko’s proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll-Free Number: 1 -877-452-7184

Collect Calls Outside North America: 416-304-0211

Email: assistance@laurelhill.com

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

ASANKO GOLD INC.
Suite 680, 1066 West Hastings Street
Vancouver, BC V6E 3X2
Telephone: (604) 683- 8193 / Fax: (604) 683- 8194
Toll Free: 1-855-246-7341
www.asankogold.com

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting of holders (“Shareholders”) of common shares (“Common Shares”) of Asanko Gold Inc. (the “Company”) will be held at Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia on Friday, June 7, 2019 at 10:00 a.m., Pacific Time, (the “Meeting”) for the following purposes:

1.

To consider the audited financial statements of the Company for its fiscal year ended December 31, 2018 and the report of the auditor thereon (together the “annual financials”), which are available for download under the Company’s SEDAR profile at www.sedar.com;

2.

To consider, and if thought fit, to pass an ordinary resolution to set the number of directors to be elected to the Board of Directors (the “Board”) of the Company at eight (see “Election of Directors” in the Company’s management information circular dated April 29, 2019 (the “Information Circular”));

3.	To elect directors of the Company for the ensuing year (see “Election of Directors” in the Information Circular);

4.	To appoint the auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration (see “Appointment of Auditor” in the Information Circular); and

5.

To consider, and if thought fit, to pass an ordinary resolution to ratify, confirm and approve the Company’s Amended and Restated Shareholder Rights Plan for continuation for a further three- year term as described in the accompanying Information Circular.

No other matters are contemplated for consideration at the Meeting, however any permitted amendment to or variation of any matter identified in this Notice of Meeting (the “Notice”) may properly be considered at the Meeting. The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

The Company has elected to use the notice-and-access provisions under National Instrument 51-102 – Continuous Disclosure Obligations and National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (together the “Notice-and-Access Provisions”) for this Meeting. Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that allow a Company to reduce the volume of materials to be physically mailed to Shareholders by posting the Information Circular and any additional annual meeting materials online. Shareholders will still receive this Notice and a form of proxy (the “Proxy”) for registered Shareholders, or a voting instruction form for Beneficial Shareholders (as defined below), and may choose to receive a hard copy of the Information Circular. The Company will not use procedures known as ‘stratification’ in relation to the use of Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of the Information Circular to some Shareholders with a notice package. In relation to the Meeting, all Shareholders will receive the required documentation under the Notice-and-Access Provisions, which will not include a paper copy of the Information Circular.

Copies of this Notice of Meeting, the Information Circular, the Proxy and the annual financials (together “Proxy Materials”), are posted on the Company’s website at: www.asanko.com/Investors/AGM-Materials and are SEDAR filed under the Company’s profile at www.sedar.com. Any Shareholder who wishes to receive a paper copy of the Information Circular, should contact the Company at Suite 680, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2, or by telephone: (604) 683-8193, or by telephone toll-free: 1-855-246-7341 or by fax: (604) 683-8194. A Shareholder may also use the toll-free number noted above to obtain additional information about the Notice-and-Access Provisions.

In order to allow for reasonable time to be allotted for a Shareholder to receive and review a paper copy of the Information Circular and submit their vote prior to 10:00 a.m., Pacific Time, on Wednesday, June 5, 2019 (the “Proxy Deadline”), any Shareholder wishing to request a paper copy of the Information Circular as described above should ensure such request is received by the Company or Laurel Hill Advisory Group (“Laurel Hill”) by May 22, 2019. Under Notice-and-Access Provisions, Proxy Materials must be available for viewing for up to 1 year from the date of posting and a paper copy of the Proxy Materials can be requested at any time during this period.

The Information Circular contains details of matters to be considered at the Meeting. Please review the Information Circular before voting.

Registered Shareholders who are unable to attend the Meeting in person and who wish to ensure their Common Shares will be voted at the Meeting are asked to complete, date and sign the enclosed form of Proxy, and deliver it in accordance with the instructions set out in the form of Proxy and in the Information Circular. To be effective, the Proxy must be duly completed and signed and then deposited with the Company’s registrar and transfer agent, Computershare Investor Services Inc., 100 University Avenue, 8t h Floor, Toronto, Ontario, M5J 2Y1, or voted via telephone, fax or via the internet (online) as specified in the Proxy, no later than 10:00 a.m., Pacific Time, on June 5, 2019. The time limit for the deposit of proxies may be waived or extended by the chair of the Meeting at his or her discretion without notice.

If you hold your Common Shares in a brokerage account you are a non-registered shareholder (“Beneficial Shareholder”). Beneficial Shareholders who hold their Common Shares through a bank, broker or other financial intermediary should carefully follow the instructions found on the form of Proxy or Voting Instruction Form (“VIF”) provided to them by their intermediary, in order to cast their vote or in order to notify the Company if they plan to attend the Meeting.

DATED at Vancouver, British Columbia, this 29th day of April, 2019.

BY ORDER OF THE BOARD

/s/ Greg McCunn

Greg McCunn
Chief Executive Officer

If you have any questions and/or need assistance in voting your shares , please contact our proxy solicitation agent:
LAUREL HILL ADVISORY GROUP
North American Toll-Free Number: 1 -877-452- 7184
Collect Calls Outside North America: 416-304- 0211
Email: assistance@laurelhill.com

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

- ii -

ASANKO GOLD INC.

Suite 680, 1066 West Hastings Street
Vancouver, BC, V6E 3X2
Telephone: (604) 683-8193 / Fax: (604) 683-8194
Toll Free: 1-855-246- 7341

INFORMATION CIRCULAR
with information as at April 22, 2019 (unless indicated otherwise)

This Information Circular (“Information Circular”) is furnished in connection with the solicitation of proxies by the management of Asanko Gold Inc. for use at the Annual General Meeting (the “Meeting”) of its holders (“Shareholders”) of Common Shares (defined below) to be held on Friday, June 7, 2019 at the time and place and for the purposes set forth in the accompanying Notice of the Meeting.

In this Information Circular, references to the “Company,” “we,” “our” and “Asanko” refer to Asanko Gold Inc. “Common Shares” means common shares without par value in the capital of the Company. “Registered Shareholders” means shareholders whose names appear on the share register of the Company. “Beneficial Shareholders” means shareholders who hold their Common Shares with a bank, broker or other financial intermediary and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders. References to $ are to US dollars and references to C$ are to Canadian dollars.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard. Asanko has also retained Laurel Hill Advisory Group (“Laurel Hill”) to assist in connection with the Company’s communications with shareholders and solicitation of proxies. In connection with these services, Laurel Hill is expected to receive a fee of C$35,000, plus reasonable out-of-pocket expenses. The costs of solicitation by management will be borne by the Company.

Notice-and-Access

Notice-and-Access means provisions concerning the delivery of proxy-related materials to Shareholders found in section 9.1.1 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), in the case of registered Shareholders, and section 2.7.1 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), in the case of beneficial Shareholders (“Notice-and-Access Provisions”), which allow an issuer to deliver an information circular forming part of proxy-related materials to Shareholders via certain specified electronic means provided that the conditions of NI 51-102 and NI 54-101 are met.

Notice-and-Access Provisions allow reporting issuers, other than investment funds, to choose to deliver proxy-related materials to registered holders and beneficial owners of securities by posting such materials on a non-SEDAR website (usually the reporting issuer’s website and sometimes the transfer agent’s website) rather than by delivering such materials by mail. Notice-and-Access Provisions can be used to deliver materials for both general and special meetings. Reporting issuers may still choose to continue to deliver such materials by mail, and beneficial owners will be entitled to request delivery of a paper copy of the Information Circular at the reporting issuer’s expense.

Use of Notice-and-Access Provisions reduces paper waste and printing and mailing costs incurred by the issuer. In order for the Company to utilize Notice-and-Access Provisions it must send a notice to Shareholders, including Non-Registered (Beneficial) Holders, indicating that the proxy-related materials have been posted and explaining how a Shareholder can access them or obtain from the Company, a paper copy of those materials. This Information Circular has been posted in full on the Company’s website at: www.asanko.com/Investors/AGM-Materials and under the Company’s profile at www.sedar.com. Any Shareholder who wishes to receive a paper copy of the Information Circular should contact the Company at Suite 680, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2, or by telephone: (604) 683-8193, or by telephone toll-free: 1-855-246-7341 or by fax: (604) 683-8194. A Shareholder may also use the toll-free number noted above to obtain additional information about the Notice-and-Access Provisions.

In order to use the Notice-and-Access Provisions, a reporting issuer must set the record date for notice of the meeting to be on a date that is at least 40 days prior to the shareholder meeting in order to ensure there is sufficient time for the materials to be posted on the applicable website and other materials to be delivered to Shareholders. The requirements of that notice of meeting, which requires the Company to (I) provide basic information about the Meeting and the matters to be voted on, (ii) explain how a Shareholder can obtain a paper copy of the Information Circular and any related financial statements and related management discussion and analysis, and (iii) explain the Notice-and-Access Provisions process; have been built into the Notice of Meeting. The Notice of Meeting has been delivered to Shareholders by the Company, along with the applicable voting document: a form of Proxy in the case of registered Shareholders; or a Voting Instruction Form in the case of Non-Registered (Beneficial) Holders.

As the Company is a reporting issuer and has previously used Notice-and-Access Provisions for delivery of its annual meeting materials, the Company is eligible to abridge the time between the filing of notification of the Meeting and Record Dates and the Record Date indicating its intent to hold the Annual General Meeting and to use the Notice-and Access Provisions for delivery of the proxy materials related to the Meeting. Notwithstanding, the Company filed its Notice of Meeting and Record Date on March 22, 2019. The Company will not rely upon the use of ‘stratification’. Stratification occurs when a reporting issuer using Notice-and-Access Provisions provides a paper copy of its information circular with the notice to be provided to its shareholders as described above. In relation to the Meeting, all Shareholders will have received the required documentation under the Notice-and-Access Provisions and all documents required to vote in respect of all matters to be voted on at the Meeting. No Shareholder will receive a paper copy of the Information Circular from the Company or any intermediary unless such Shareholder specifically requests same.

The Company will pay intermediaries, including Broadridge Financial Solutions (“Broadridge”), to deliver proxy-related materials to NOBOs (as defined herein) and the Company will pay intermediaries for delivery of proxy-related materials to OBOs (as defined herein).

Any Shareholder who wishes to receive a paper copy of this Information Circular should make contact with the Company at Suite 680, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2, or by telephone: (604) 683-8193, by telephone toll-free: 1-855-246-7341 or by fax: (604) 683-8194. In order to ensure that a paper copy of the Information Circular can be delivered to a requesting Shareholder in time for such Shareholder to review the Information Circular and return a proxy or voting instruction form prior to the deadline for receipt of Proxies at 10:00 a.m. on June 5, 2019 (the “Proxy Deadline”), it is strongly suggested that a Shareholder ensure their request is received by the Company no later than May 22, 2019.

All Shareholders may call 1-855-246-7341 (toll-free) in order to obtain additional information relating to the Notice-and-Access Provisions or to obtain a paper copy of the Information Circular, up to and including the date of the Meeting, including any adjournment of the Meeting.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are officers and/or directors of the Company. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified; and

(b)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on the Proxy and, if applicable, for the nominees of management for election of directors and appointment of auditors as identified in the Proxy.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders who wish to submit a proxy may choose one of the following methods:

(a)

complete, date and sign the enclosed Proxy and return it to the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America to 1- 866- 249- 7775, by fax outside North America to 416-263- 9524, by mail or by hand to the 8th Floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1, or by hand delivery to the 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9; or

(b)

use a touch-tone phone to transmit voting choices to a toll-free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed Proxy for the toll-free number, the holder’s account number and the Proxy voting control number; or

(c)

access the internet website of Computershare at www.investorvote.com. Registered shareholders must follow the instructions given on Computershare’s website and refer to the enclosed Proxy for the holder’s account number and the proxy voting control number.

Registered Shareholders must ensure the Proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairperson of the Meeting (the “Chair”), in his or her discretion. However, the Chair is under no obligation to accept or reject any particular late proxy. The Chair may waive this time limit for receipt of proxies without notice.

Beneficial Shareholders

The following information is of significant importance to Beneficial Shareholders (those Shareholders who do not hold Common Shares in their own name). Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of intermediaries. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients. Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated in a timely manner and in accordance with the instructions provided by their intermediary. Your intermediary will not vote your Common Shares without receiving instructions from you.

The voting instruction form supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a Voting Instruction Form (“VIF”) in lieu of the Proxy provided by the Company. The VIF will name the same persons as are set out in the Company’s Proxy to represent your Common Shares at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purpose of voting Common Shares registered in the name of its intermediary, a Beneficial Shareholder may attend the Meeting as a proxyholder for the intermediary and vote the Common Shares in that capacity. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any shareholder’s representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted or to have an alternate representative duly appointed to attend the Meeting and vote your Common Shares at the Meeting.

There are two kinds of beneficial owners: those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object (called “NOBOs” for Non-Objecting Beneficial Owners). The Company may be utilizing the Broadridge QuickVote™ service to assist Shareholders with voting their Common Shares. NOBOs may be contacted by Laurel Hill to conveniently obtain a vote directly over the telephone.

Notice to Shareholders in the United States

The solicitation of proxies involves securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia) (the “BCA”), as amended, certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare, or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the Chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

Beneficial Shareholders should follow the instructions found on the Proxy or VIF provided to them from their intermediary.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors of the Company (the “Board”) has fixed April 22, 2019 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only Shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a Proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Company is authorized to issue an unlimited number of Common Shares. As of April 22, 2019, there were 225,804,614 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares. The Company is also authorized to issue an unlimited number of preferred shares. There were no preferred shares issued and outstanding as at April 22, 2019.

To the knowledge of the directors and executive officers of the Company, as at April 22, 2019, based upon filings made with Canadian and United States securities regulators, the persons who beneficially own, or control or direct, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to any class of voting securities are as follows:

Name	Number of Asanko Shares	% of Outstanding Asanko Shares
Donald Smith & Co., Inc.	22,600,747	10.01%

The following documents filed with the securities commissions or similar regulatory authority in each of the Provinces of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador at www.sedar.com are specifically incorporated by reference into, and form an integral part of, this Information Circular:

  The audited financial statements of the Company for the years ended December 31, 2018 and 2017, the auditor’s report thereon and the related management’s discussion and analysis (filed on SEDAR on February 14, 2019).

  The Company’s Annual Information Form for the year ended December 31, 2018 (filed on SEDAR on March 28, 2019).

Copies of documents incorporated herein by reference may also be obtained by a Shareholder upon request without charge from the Company’s Corporate Secretary at Suite 680, 1066 West Hastings Street, Vancouver, BC, V6E 3X2, Tel: (604) 683-8193, or toll free: 1-855-246-7341, or fax: (604) 683-8194.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The number of individuals to be elected to the Board was last set by ordinary resolution of the Shareholders at the annual general meeting of the Company held on June 8, 2018, and that number was seven (7). The Board has determined that the number of individuals to be elected to the Board at the Meeting will be eight (8), with the addition of the recently appointed Chief Executive Officer (“CEO”), Mr. Greg McCunn. Therefore, at the Meeting, Shareholders will be asked to approve an ordinary resolution to set the number of directors to be elected to the Board at eight (8).

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless a director’s office is vacated earlier in accordance with the provisions of the BCA, each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected or appointed.

Majority Voting Policy

The Board believes that each of its members should carry the confidence and support of its shareholders. Therefore, on May 27, 2013, the Board approved and implemented a majority voting policy (the “Majority Voting Policy”). On May 2, 2017, the Board approved certain amendments to the Majority Voting Policy (the Majority Voting Policy as amended, the “Amended Majority Voting Policy”) to comply with recent Toronto Stock Exchange (the “TSX”) guidance with respect to majority voting requirements and best practices for corporate governance. Nominees for election to the Board have agreed to abide by the Amended Majority Voting Policy. In accordance with the Amended Majority Voting Policy: (a) any director not elected by at least a majority of votes cast for election, in an uncontested election, will immediately offer to submit his/her resignation (the “Subject Director”); (b) the Compensation, Nominating and Governance Committee will make a recommendation to the Board with respect to accepting or rejecting the Subject Director’s resignation; (c) any Subject Director who has tendered his/her resignation may not participate in the meetings of the Compensation, Nominating and Governance Committee on such matter; (d) the Board will determine whether to accept or reject the Subject Director’s resignation; (e) the Board will accept the Subject Director’s resignation except where exceptional circumstances would warrant the Subject Director remain in place; (f) the Board will issue a press release announcing its decision, and reasons for rejecting the resignation, if applicable, within 90 days of the meeting in question. The full text of the Amended Majority Voting Policy is included in the Company’s “Corporate Governance Policies and Procedures Manual” available at www.asanko.com/Governance/Governance-Documents/default.aspx.

The following disclosure sets out the names of management’s eight nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at April 22, 2019.

Colin Steyn
Chairman Independent Director Western Cape, South Africa Director Since: October 15, 2012	Colin Steyn is a retired businessman with over 40 years’ experience in the resource sector, particularly in the development of mining operations in southern Africa. He was previously President and Chief Executive Officer of LionOre Mining International from 1999 to 2007, when it was acquired by Norilsk Nickel. From 1996 to 2000, Mr. Steyn was a director of Centachrome, a worldwide metals marketing organization, and for five years prior to this was Executive Director in charge of Metallurgical Operations in Zimbabwe for Rio Tinto, where he started his career in 1979. Mr. Steyn is a past Director of Mantra Resources Ltd; a past Non-Executive Chairman of Coalspur Mines Ltd and a past Director of Mirabela Nickel Limited (“Mirabela”).
Securities Held:	Board/Committee Membership	Attendance
Common Shares: 2,697,059* Stock Options: 377,000 Cash-settled RSUs: 113,334 *1,719,459 Common Shares are held indirectly through Springvale Enterprises Ltd., a family trust	Board	8 of 8	100%
	Other Public Directorships	Committee Appointments
No other public companies

Greg McCunn
Chief Executive Officer Non-Independent Director British Columbia, Canada Director Since: April 1, 2019	Greg McCunn is the CEO of the Company and a Professional Engineer with over 25 years’ experience in finance, operations, project engineering, project construction and corporate development. Most recently he served as CEO of Alio Gold Inc, as CFO for Asanko and as CFO for Farallon Mining, prior to which he held technical, operational and corporate development roles with Teck Resources, Placer Dome and junior mining companies in Canada and Australia. He holds a Bachelor of Applied Science degree in Metallurgical Engineering and a Master’s degree in Business Administration.
Securities Held: Common Shares: 100,000 Stock Options: 300,000 Cash-settled RSUs: 200,000	Board/Committee Membership	Attendance
	Board	n/a	n/a
	Other Public Directorships	Committee Appointments
No other public companies

Peter Breese
President and Chief Operating Officer Non-Independent Director Gauteng, South Africa Director Since: October 15, 2012	Peter Breese is the President and Chief Operating Officer (“COO”) of the Company. Mr. Breese has over 25 years operational experience in the global mining industry, having predominantly worked across Africa (Ghana, South Africa, Botswana, Tanzania and Zimbabwe) and Australia in the gold, uranium, nickel, platinum and chrome sectors. He has held a number of senior management positions in public companies listed on the TSX and the NYSE American, including Chief Executive Officer of Asanko until April 1, 2019, the Chief Executive Officer of Mantra Resources, before its US$1 billion acquisition by ARMZ, the 51.4% shareholder in Uranium One Inc., Chief Executive of Norilsk Nickel International, following its US$6 billion acquisition of LionOre, where he was Chief Operating Officer, as well as senior executive and board positions with Impala Platinum Holdings, Mimosa Mining Company, Zimasco and BCL. He holds a PMD from Harvard Business School.
Securities Held: Common Shares: 780,249 Stock Options: 1,590,000 Cash-settled RSUs: 476,650	Board/Committee Membership	Attendance
	Board	8 of 8	100%
	Safety, Health, Environment and Community Committee	4 of 4	100%
	Other Public Directorships	Committee Appointments
	No other public companies

Shawn Wallace
Independent Director British Columbia, Canada Director Since: February 26, 2010

Shawn Wallace is a businessman involved in managing public companies and one of the original founding members of the Company and served as Chairman of the Company from March 2010 to February 2014. He has spent the last thirty years active in all facets of building and operating several successful junior mining exploration and development companies. He is currently the President and CEO of Auryn Resources Inc. and the Chairman of Torq Resources Inc.

Mr. Wallace is a past Chairman and Director of Cayden Resources Inc. and a past Director of Full Metal Minerals Inc

Securities Held: Common Shares: 17,200 Stock Options: 357,000 Cash-settled RSUs: 113,334	Board/Committee Membership	Attendance
	Board	6 of 8	75%
	Other Public Directorships	Committee Appointments
	Torq Resources Inc. (TSX-V) – Co-Chair of the Board	None
	Auryn Resources Inc. (TSX)	None

Gordon Fretwell
Independent Director British Columbia, Canada Director Since: February 24, 2014

Gordon Fretwell is a lawyer who holds a Bachelor of Commerce degree and graduated from the University of British Columbia in 1979 with a Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self- employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Mr. Fretwell is a past director of Coro Mining Corp., Northern Dynasty Minerals Ltd., Curis Resources Ltd., Benton Resources Corp., Lignol Energy Corp (“Lignol”), and Pine Valley Mining Corporation.

Securities Held: Common Shares: 243,200 Stock Options: 357,000 Cash-settled RSUs: 113,334	Board/Committee Membership	Attendance
	Board	8 of 8	100%
	Audit Committee	4 of 4	100%
	Compensation, Governance and Nominating Committee (CGNC) – Chair	2 of 2	100%
	Other Public Directorships	Committee Appointments
	Auryn Resources Inc. (TSX)	Audit Committee, Compensation Committee, Nominating and Governance Committee, Mergers and Acquisitions Committee
	Canada Rare Earth Corp. (TSX-V)	Compensation Committee
	RE Royalties Ltd. (TSX-V)	Nominating and Corporate Governance Committee

Marcel de Groot
Independent Director British Columbia, Canada Director Since: July 2, 2009

Marcel de Groot is an independent consultant and founding partner and President of Pathway Capital Ltd. (“Pathway”), a Vancouver-based private venture capital corporation. Pathway has worked with a number of successful public mining companies including Peru Copper Inc. (acquired by Chinalco), and Sandstorm Gold Ltd. Mr. de Groot graduated from the University of British Columbia with a Bachelor of Commerce degree and articled with Grant Thornton LLP where he obtained the Chartered Accountant designation.

Mr. de Groot is the past chairman and director of Luna Gold Corp., and a past director of Northern Dynasty Minerals Ltd., Sandstorm Metals & Energy Ltd., Underworld Resources Inc., Esperanza Resources, Premier Royalty, Lowell Copper and Anthem United.

Securities Held: Common Shares: 40,000 Stock Options: 357,000 Cash-settled RSUs: 113,334	Board/Committee Membership	Attendance
	Board	8 of 8	100%
	Audit Committee – Chair	4 of 4	100%
	Compensation, Governance and Nominating Committee (CGNC)	2 of 2	100%
	Other Public Directorships	Committee Appointments
	Equinox Gold Corp. (TSX-V)	Audit Committee, Compensation and Corporate Governance Committee

Michael Price
Independent Director London, United Kingdom Director Since: February 6, 2014	Dr. Michael Price is a mining finance consultant and advisor with over 35 years’ experience in mining and mining finance. During his career, he has held senior positions at Barclays Capital, Societe Generale, and NM Rothschild and Sons and he is also the London Representative of Resource Capital Funds.
Securities Held: Common Shares: Nil Stock Options: 357,000 Cash-settled RSUs: 113,334	Board/Committee Membership	Attendance
	Board	7 of 8	88%
	Audit Committee	3 of 4	75%
	Safety, Health, Environment and Communities Committee – Chair	4 of 4	100%
	Other Public Directorships	Committee Appointments
	Eldorado Gold Corporation (TSX, NYSE)	Audit Committee, Sustainability Committee
	Entrée Resources Ltd. (TSX, NYSE)	Audit Committee, Technical Committee

William Smart
Independent Director Guernsey, Channel Islands Director Since: Nov. 11, 2015

William Smart is a businessman with over 40 years’ experience in the resource sector. He is a previous Managing Director of mining companies with the Anglo American and Zimasco Groups in Zimbabwe with experience in the base metal and precious metal sectors in Southern Africa. He was a senior executive of LionOre at the time of its acquisition by Norilsk Nickel.

Mr. Smart is a past Director of Mantra Resources Ltd and Coalspur Mines Ltd.

Securities Held: Common Shares: 1,092,561 Stock Options: 337,000 Cash-settled RSUs: 113,334	Board/Committee Membership	Attendance
	Board	8 of 8	100%
	Compensation, Governance and Nominating Committee (CGNC)	2 of 2	100%
	Safety, Health, Environment and Communities Committee	4 of 4	100%
	Other Public Directorships	Committee Appointments
	No other public companies

Notes:

(1)

The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2)	None of the proposed nominees for election as a director of the Company are proposed for election pursuant to any arrangement or understanding between the nominee and any other person.

(3)

As of April 22, 2019, the directors and officers of the Company and their associates and affiliates, as a group beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 5,175,081 Common Shares representing approximately 2.3% of the outstanding Common Shares of the Company.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the individuals named above is or has been within the past ten years a director, chief executive officer or chief financial officer of any company that:

(a)

was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as disclosed below, none of the individuals named above is or has been within the past ten years, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or has, within the past ten years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Steyn was a director of Mirabela until January 11, 2014. On February 25, 2014, within a year of Mr. Steyn ceasing to be a director, Mirabela announced that it had entered into a legally binding plan support agreement (“PSA”) which established a framework for a proposed recapitalization of Mirabela, subject to certain terms and conditions, as well as the appointment of Messrs. Madden, Rocke and Winterbottom of KordaMentha as joint and several voluntary administrators. Mirabela also announced that, under the PSA, the proposed recapitalization will be effected through a recapitalization and restructuring plan to be implemented through a deed of company arrangement in Australia and an extrajudicial reorganization proceeding to be filed by Mirabela Brazil before the competent Brazilian court. Trading in securities of Mirabela on the Australian Securities Exchange has been suspended since October 9, 2013.

Mr. Fretwell was a director of TSX-V listed Lignol Energy Corporation (“Lignol”) from January 2007 to May 2015. Lignol went into receivership on August 22, 2014.

In addition, none of the individuals named above has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a nominee as director.

Advance Notice Provisions

At the Company’s Annual General and Special Meeting held on June 27, 2013 the shareholders approved an amendment to the Articles of the Company to include advance notice provisions (the “Advance Notice Provisions”) with respect to the nomination of individuals for election as director. A copy of the Notice of Meeting and Information Circular prepared for the June 27, 2013 annual general and special meeting including the resolution to amend the Articles of the Company, which include the Advance Notice Provisions were SEDAR filed on May 31, 2013.

The Advance Notice Provisions provide shareholders, directors and management of the Company with a clear framework for nominating directors. Among other things, the Advance Notice Provisions fix a deadline by which holders of Common Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the minimum information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

A copy of the amended Articles (the “Articles”) as referred to in the Information Circular prepared for the July 27, 2013 annual general and special meeting, was filed under the Company’s SEDAR profile on July 11, 2013 at www.sedar.com.

The Company has not received notice of a nomination in compliance with the Articles of the Company and, as such, any nominations other than nominations by or at the direction of the Board or an authorized officer of the Company will be disregarded at the Meeting.

APPOINTMENT OF AUDITOR

The Shareholders will be asked to approve the appointment of KPMG LLP, Chartered Professional Accountants, of 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3 as auditor of the Company at a remuneration to be fixed by the Board. KPMG LLP has been auditor of the Company since August 23, 2011.

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services.

Nature of Services	Fees Paid to Auditor for Year Ended December 31, 2018	Fees Paid to Auditor for Year Ended December 31, 2017
Audit Fees	C$569,013	C$768,049
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil
Total	C$569,013	C$768,049

SHAREHOLDER RIGHTS PLAN

The Shareholders of Asanko previously approved a shareholder rights plan agreement at the annual general meeting of Asanko’s shareholders held on June 16, 2016 (the “Original Shareholder Rights Plan”), originally effective May 17, 2016 (the “Effective Date”). The Original Shareholder Rights Plan is set to expire at the conclusion of the Meeting.

On April 29, 2019, the Board approved the amendment and restatement of the Original Shareholder Rights Plan to provide for continuation for a further three-year term to the close of the annual general meeting of the shareholders of the Company to be held in 2022 (the “Amended and Restated Shareholder Rights Plan”). No other substantive amendments to the Original Shareholder Rights Plan are proposed. At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, to ratify, confirm and approve the Amended and Restated Shareholder Rights Plan, as amended and restated, for a further three-year term. The approval of the Amended and Restated Shareholder Rights Plan is not being recommended in response to or in contemplation of any known take-over bid or other similar transaction. The specific terms of the Amended and Restated Shareholder Rights Plan will be reflected in an agreement to be finalized between the Company and Computershare Investor Services Inc., as Rights Agent, and will be duly executed as of April 29, 2019. The principal terms of the Amended and Restated Shareholder Rights Plan are summarized below. The full text of the Amended and Restated Shareholder Rights Plan will be filed prior to the Meeting in a Material Change Report expected to filed in May 2019, and which will be available for download at www.sedar.com and from the Company’s website at www.asanko.com/Investors/AGM-Materials. In addition, a copy of the Amended and Restated Shareholder Rights Plan will be available for inspection at the Meeting.

Unless otherwise defined below, all capitalized terms shall have the meanings specified in the Amended and Restated Shareholder Rights Plan Agreement.

Purpose of the Plan

The objectives of the Amended and Restated Shareholder Rights Plan are to ensure, to the extent possible, that all Shareholders are treated equally and fairly in connection with any takeover bid for the Company. Takeover bids may be structured to be coercive or may be initiated at a time when the Board will have a difficult time preparing an adequate response to the offer. Accordingly, such offers do not always result in Shareholders receiving equal or fair treatment or full or maximum value for their investment. Under current Canadian securities legislation, a takeover bid is required to remain open, in certain circumstances, for a minimum of 105 days, a period of time which should be sufficient for the directors to: (i) evaluate a takeover bid (particularly if it includes share consideration); (ii) explore, develop and pursue alternatives which are superior to the takeover bid and which could maximize Shareholder value; and (iii) make reasoned recommendations to the Shareholders.

The Amended and Restated Shareholder Rights Plan states the minimum time for a takeover bid to remain open is 105 days. The Amended and Restated Shareholder Rights Plan discourages discriminatory, coercive or unfair takeovers of the Company and gives the Board time if, in the circumstances, the Board determines it is appropriate to take such time, to pursue alternatives to maximize Shareholder value in the event an unsolicited takeover bid is made for all or a portion of the outstanding Common Shares. As set forth in detail below, the Amended and Restated Shareholder Rights Plan discourages coercive hostile takeover bids by creating the potential that any Common Shares which may be acquired or held by such a bidder will be significantly diluted. The potential for significant dilution to the holdings of such a bidder can occur as the Amended and Restated Shareholder Rights Plan provides that all holders of Common Shares who are not related to the bidder will be entitled to exercise rights issued to them under the Amended and Restated Shareholder Rights Plan and to acquire Common Shares at a substantial discount to prevailing market prices. The bidder or the persons related to the bidder will not be entitled to exercise any Rights (defined below) under the Amended and Restated Shareholder Rights Plan. Accordingly, the Amended and Restated Shareholder Rights Plan will encourage potential bidders to make takeover bids by means of a Permitted Bid (as defined below) or to approach the Board to negotiate a mutually acceptable transaction. The Permitted Bid provisions of the Amended and Restated Shareholder Rights Plan are designed to ensure that in any takeover bid for outstanding Common Shares of the Shareholders, all Shareholders are treated equally and are given adequate time to properly assess such takeover bid on a fully-informed basis.

The Amended and Restated Shareholder Rights Plan is not being proposed to prevent a takeover of the Company, to secure the continuance of management or the directors of the Company in their respective offices or to deter fair offers for the Common Shares.

Term

Provided the Amended and Restated Shareholder Rights Plan is ratified and approved at the Meeting, the Amended and Restated Shareholder Rights Plan (unless terminated earlier) will remain in effect until the close of the annual meeting of Shareholders to be held in 2022.

Issuance of Rights

Pursuant to the Original Shareholder Rights Plan, the Company issued one right (a “Right”) in respect of each Voting Share outstanding as of the close of business (Vancouver time) (the “Record Time”) of the Effective Date. “Voting Shares” include the Common Shares and any other shares of the Company entitled to vote generally in the election of all directors. As of the Effective Date, the only Voting Shares outstanding were the Common Shares. One Right is also issued for each additional Voting Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time, subject to the earlier termination or expiration of the Rights as set out in the Rights Agreement.

The issuance of the Rights is not dilutive and do not affect reported earnings or operating cash flow per share until the Rights separate from the underlying Common Shares and become exercisable or until the exercise of the Rights. The issuance of the Rights does not change the manner in which Shareholders trade their Common Shares.

Certificates and Transferability

Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for Common Shares issued after the Record Time. Rights are also attached to Common Shares outstanding on the Effective Date, although share certificates issued prior to the Effective Date do not bear such a legend. Shareholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights trade together with the Common Shares and are not exercisable or transferable separately from the Common Shares. From and after the Separation Time, the Rights will become exercisable, will be evidenced by Rights Certificates and will be transferable separately from the Common Shares.

Separation of Rights

The Rights will become exercisable and begin to trade separately from the associated Common Shares at the “Separation Time” which is generally (subject to the ability of the Board to defer the Separation Time) the close of business on the tenth trading day after the earliest to occur of:

  a public announcement that a person or group of affiliated or associated persons or persons acting jointly or in concert has become an “Acquiring Person”, meaning that such person or group has acquired Beneficial Ownership (as defined in the Rights Plan) of 20% or more of the outstanding Voting Shares other than as a result of: (i) a reduction in the number of Voting Shares outstanding; (ii) a “Permitted Bid” or “Competing Permitted Bid” (as defined below); (iii) acquisitions of Voting Shares in respect of which the Board has waived the application of the Rights Agreement; (iv) other specified exempt acquisitions and pro rata acquisitions in which shareholders participate on a pro rata basis; or (v) an acquisition by a person of Voting Shares upon the exercise, conversion or exchange of a security convertible, exercisable or exchangeable into a Voting Share received by a person in the circumstances described in (ii), (iii) or (iv) above;

  the date of commencement of, or the first public announcement of an intention of any person (other than the Company or any of its subsidiaries) to commence a takeover bid (other than a Permitted Bid or a Competing Permitted Bid) where the Voting Shares subject to the bid owned by that person (including affiliates, associates and others acting jointly or in concert therewith) would constitute 20% of more of the outstanding Voting Shares; and

  the date upon which a Permitted Bid or Competing Permitted Bid ceases to qualify as such.

Promptly following the Separation Time, separate certificates evidencing rights (“Rights Certificates”) will be mailed to the holders of record of the Voting Shares as of the Separation Time and the Rights Certificates alone will evidence the Rights.

Rights Exercise Privilege

After the Separation Time, each Right entitles the holder thereof to purchase one Common Share at an initial “Exercise Price” equal to three times the “Market Price” at the Separation Time. The Market Price is defined as the average of the daily closing prices per share of such securities on each of the 20 consecutive trading days through and including the trading day immediately preceding the Separation Time. Following a transaction which results in a person becoming an Acquiring Person (a “Flip-In Event”), the Rights entitle the holder thereof to receive, upon exercise, such number of Common Shares which have an aggregate Market Price (as of the date of the Flip-In Event) equal to twice the then Exercise Price of the Rights for an amount in cash equal to the Exercise Price. In such event, however, any Rights beneficially owned by an Acquiring Person (including affiliates, associates and others acting jointly or in concert therewith), or a transferee of any such person, will be null and void. A Flip-In Event does not include acquisitions approved by the Board or acquisitions pursuant to a Permitted Bid or Competing Permitted Bid.

Permitted Bid Requirements

A bidder can make a takeover bid and acquire Voting Shares without triggering a Flip-In Event under the Rights Plan if the takeover bid qualifies as a Permitted Bid.

The requirements of a “Permitted Bid” include the following:

  the takeover bid must be made by means of a takeover bid circular;

  the takeover bid is made to all holders of Voting Shares on the books of the Company, other than the offeror;

  no Voting Shares are taken up or paid for pursuant to the takeover bid unless more than 50% of the Voting Shares held by Independent Shareholders: (i) shall have been deposited or tendered pursuant to the take- over bid and not withdrawn; and (ii) have previously been or are taken up at the same time;

  the takeover bid contains an irrevocable and unqualified provision that, no Voting Shares will be taken up or paid for pursuant to the takeover bid prior to the close of business on the date which is not less than 105 days following the date of the takeover bid;

  the takeover bid contains an irrevocable and unqualified provision that, Voting Shares may be deposited pursuant to such takeover bid at any time during the period of time between the date of the takeover bid and the date on which Voting Shares may be taken up and paid for and any Voting Shares deposited pursuant to the takeover bid may be withdrawn until taken up and paid for; and

  the takeover bid contains an irrevocable and unqualified provision that, if on the date on which Voting Shares may be taken up and paid for under the takeover bid, more than 50% of the Voting Shares held by Independent Shareholders have been deposited pursuant to the takeover bid and not withdrawn, the offeror will make public announcement of that fact and the takeover bid will remain open for deposits and tenders of Voting Shares for not less than 10 business days from the date of such public announcement.

The Amended and Restated Shareholder Rights Plan also allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 105 days (which is the minimum period required under current Canadian securities laws).

Permitted Lock-Up Agreements

A person will not become an Acquiring Person by virtue of having entered into an agreement (a “Permitted Lock-Up Agreement”) with a Shareholder whereby the Shareholder agrees to deposit or tender Voting Shares to a takeover bid (the “Lock-Up Bid”) made by such person, provided that the agreement meets certain requirements including:

  the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available not later than the date of the Lock-Up Bid or, if the Lock-Up Bid has not been made prior to the date on which such agreement is entered into, not later than the first business day following the date of such agreement;

  the holder who has agreed to tender Voting Shares to the Lock-Up Bid made by the other party to the agreement is permitted to terminate its obligation under the agreement, and to terminate any obligation with respect to the voting of such Voting Shares, in order to tender Voting Shares to another takeover bid or to support another transaction where: (i) the offer price or value of the consideration payable under the other takeover bid or transaction is greater than the price or value of the consideration per share at which the holder has agreed to deposit or tender Voting Shares to the Lock-Up Bid, or is greater than a specified minimum which is not more than 7% higher than the price or value of the consideration per share at which the holder has agreed to deposit or tender Voting Shares under the Lock-Up Bid; and (ii) if the number of Voting Shares offered to be purchased under the Lock-Up Bid is less than all of the Voting Shares held by Shareholders (excluding Voting Shares held by the offeror), the number of Voting Shares offered to be purchased under the other takeover bid or transaction (at an offer price not lower than in the Lock-Up Bid) is greater than the number of Voting Shares offered to be purchased under the Lock-Up Bid or is greater than a specified number which is not more than 7% higher than the number of Voting Shares offered to be purchased under the Lock-Up Bid; and

  no break-up fees, top-up fees, or other penalties that exceed in the aggregate the greater of 2.5% of the price or value of the consideration payable under the Lock-Up Bid and 50% of the increase in consideration resulting from another takeover bid or transaction shall be payable by the holder if the holder fails to deposit or tender Voting Shares to the Lock-Up Bid.

Waiver and Redemption

If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board to make a takeover bid by way of a takeover bid circular sent to all holders of Voting Shares on terms which the Board considers fair to all Shareholders. In such circumstances, the Board may waive the application of the Amended and Restated Shareholder Rights Plan thereby allowing such bid to proceed without dilution to the offeror. Any waiver of the application of the Amended and Restated Shareholder Rights Plan in respect of a particular takeover bid shall also constitute a waiver of any other takeover bid which is made by means of a takeover bid circular to all holders of Voting Shares while the initial takeover bid is outstanding. The Board may also waive the application of the Amended and Restated Shareholder Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Voting Shares within 14 days or such earlier or later date as may be specified by the Board. With the prior consent of the holders of Voting Shares, the Board may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of Voting Shares otherwise than pursuant to the foregoing, waive the application of the Amended and Restated Shareholder Rights Plan to such Flip- in Event.

The Board may, with the prior consent of the holders of Voting Shares, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a takeover bid in respect of which the Board has waived the application of the Rights Plan.

Protection Against Dilution

The Exercise Price, the number and nature of securities which may be purchased upon the exercise of Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of dividends, subdivisions, consolidations, reclassifications or other changes in the outstanding Common Shares, pro rata distributions to holders of Common Shares and other circumstances where adjustments are required to appropriately protect the interests of the holders of Rights.

Exemptions for Investment Advisors

Investment advisors (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies) and administrators or trustees of registered pension plans or funds acquiring greater than 20% of the Voting Shares are exempted from triggering a Flip- in Event, provided they are not making, either alone or jointly or in concert with any other person, a takeover bid.

Duties of the Board

The ratification and approval of the Amended and Restated Shareholder Rights Plan for continuation will not in any way lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Company. The Board, when a takeover bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to Shareholders as are considered appropriate.

Amendment

The Company may make amendments to the Amended and Restated Shareholder Rights Plan at any time to correct any clerical or typographical error and may make amendments which are required to maintain the validity of the Amended and Restated Shareholder Rights Plan due to changes in any applicable legislation, regulations or rules. The Company may, with the prior approval of Shareholders (or the holders of Rights if the Separation Time has occurred), supplement, amend, vary, rescind or delete any of the provisions of the Amended and Restated Shareholder Rights Plan.

Vote Required and Recommendation of the Board

Shareholder Approval

The text of the resolution to ratify, confirm and approve the Amended and Restated Shareholder Rights Plan, as amended, for continuation (the “Shareholder Rights Plan Resolution”), which will be submitted to Shareholders at the Meeting, is set forth below. In addition to ratifying and approving the Amended and Restated Shareholder Rights Plan for continuation, the Shareholder Rights Plan Resolution also approves any amendments to the Amended and Restated Shareholder Rights Plan necessary to respond to any requirements which may be raised by any stock exchange or professional commentators on shareholder rights plans in order to conform the Amended and Restated Shareholder Rights Plan to versions of shareholder rights plans currently prevalent for reporting issuers in Canada. The Company believes that the Amended and Restated Shareholder Rights Plan is consistent with the form of shareholder rights plans now prevalent for public companies in Canada and so does not anticipate that any such further amendments will be required, but the resolution provides the Company with the necessary authority to make any such amendments should the need arise.

The Board believes that continuation of the Amended and Restated Shareholder Rights Plan is in the best interests of the Company and its Shareholders and, accordingly, recommends that Shareholders vote FOR the Shareholder Rights Plan Resolution. To be approved, the Shareholder Rights Plan Resolution must be passed by the affirmative votes cast by Independent Shareholders of not less than a majority of the Common Shares represented in person or by proxy at the Meeting that vote on the Shareholder Rights Plan Resolution. In effect, all shareholders will be considered Independent Shareholders provided they are not, at the relevant time, an Acquiring Person or making a takeover bid for the Company. The Company is not aware of any shareholder whose vote at the Meeting would be excluded for purposes of the approval requirement under the Amended and Restated Shareholder Rights Plan. The TSX requires that the Shareholder Rights Plan Resolution be passed by the affirmative votes cast by holders of not less than a majority of the Common Shares represented in person or by proxy at the Meeting. Except where a Shareholder who has given the proxy directs that his or her Common Shares be voted against the Shareholder Rights Plan Resolution, the appointees named in the accompanying Proxy will vote the Common Shares represented by such proxy FOR the Shareholder Rights Plan Resolution, the text of which is set out as follows.

“BE IT RESOLVED that:

1.

The Amended and Restated Shareholder Rights Plan, originally effective as of May 17, 2016, as amended and restated April 29, 2019, between the Company and Computershare Investor Services Inc. (the “Amended and Restated Shareholder Rights Plan”) as described in the Information Circular of the Company dated April 29, 2019, be and is hereby ratified, confirmed and approved for continuation for a further three years; and

2.

The making on or prior to the date hereof of any other amendments to the Amended and Restated Shareholder Rights Plan as the Company may consider necessary or advisable to satisfy the requirements of any stock exchange or professional commentators on shareholder rights plans in order to conform the Amended and Restated Shareholder Rights Plan to versions of shareholder rights plans currently prevalent for reporting issuers in Canada, be and is hereby approved.”

Recommendation of the Board

The Board has determined that continuation of the Amended and Restated Shareholder Rights Plan is in the best interests of the Company and its shareholders and recommends that shareholders vote FOR the Shareholder Rights Plan Resolution to ratify, confirm and approve continuation of the Amended and Restated Shareholder Rights Plan. To be effective, the Shareholder Rights Plan Resolution must be approved by a majority of votes cast in person or by proxy at the Meeting. Unless instructed in the Proxy to the contrary, the persons named in the accompanying form of proxy intend to vote FOR the Shareholder Rights Plan Resolution.

CORPORATE GOVERNANCE

Corporate governance refers to the policies, procedures and structure of the board of directors of a company, whose members are elected by and are accountable to the shareholders of a company. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is committed to sound corporate governance practices; as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”).

Constitution and Independence of the Board

The Board is currently comprised of seven persons, of whom six are independent directors. After the Meeting six of the eight directors will be independent, including Messrs. Steyn, Wallace, Fretwell, de Groot, Price and Smart. Directors are considered to be independent if they have no direct or indirect material relationship with the Company that could, or could be expected to interfere with the proper exercise of their discretion as directors. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. Messrs. McCunn and Breese currently serve as the Company’s CEO and COO and as such are not considered to be independent.

Other Directorships

See disclosure under “Election of Directors” above.

Meeting Attendance

The Board facilitates its independent supervision over management by holding regular meetings of the Board to discuss the operations of the Company.

The Board understands the need for it to maintain a significant degree of independence from management. The independent members of the Board meet without management once after every quarterly Board meeting. For the year ended December 31, 2018, the Company held a total of eight formal Board meetings and its members were in frequent communication via email and other means. The attendance record of each member of the Board has been noted under “Election of Directors” above.

Board Responsibilities

The Board has overall responsibility for the stewardship of the Company. The Board has made public its

“Corporate Governance Policies and Procedures Manual” (the “Corporate Governance Manual”) which was adopted effective April 22, 2009 and last amended February 12, 2019. A copy of the Corporate Governance Manual is available at www.asanko.com/Governance/Governance-Documents/default.aspx. The Board’s responsibilities include:

(a)	To oversee management of the Company and, in doing so, at all time to serve the best interests of the Company on behalf of its shareholders;

(b)	To exercise business judgment in discharging their fiduciary duties of care, loyalty and candour, acting on behalf of the shareholders in the best interests of the Company;

(c)	To know and understand the Company and its business by becoming and remaining informed about the Company and all aspects of its business;

(d)

To determine and design and implement effective systems of control and gathering of information for periodic and timely reporting on important matters concerning the Company’s business, and to periodically review and monitor the integrity of such systems;

(e)

To establish and implement policies to protect the Company’s confidentiality and proprietary information from unauthorized or inappropriate disclosure and to retain confidentiality of matters addressed in all Board discussions and proceedings;

(f)

To attend Board meetings and committee meetings on which they serve, devoting the necessary time, as frequently as required, to inform themselves of and discuss issues, and to properly discharge their responsibilities.

The Board is empowered by governing corporate law, the Company’s Articles and the Corporate Governance Manual to manage, or supervise the management of, the affairs and business of the Company.

The Board performs its functions through quarterly and special meetings and has delegated certain of its responsibilities to those committees described below. In addition, the Board has established policies and procedures that limit the ability of management to carry out certain specific activities without the prior approval of the Board.

Long-term strategies and annual operating and capital plans with respect to the Company’s operations are developed by Senior Management and are to be reviewed and approved by the Board.

The Board, through the Audit Committee, has the responsibility to identify the principal risks of the Company’s business. It works with management to implement policies to identify the risks and to establish systems and procedures to ensure that these risks are monitored.

The Board, through the Compensation, Nominating and Governance Committee, reviews and discusses succession planning for senior management positions as part of the Company’s planning process. The Board has, together with the CEO, developed a written position description for the CEO. As well, the Board meets at least quarterly with the CEO to review and approve the CEO’s quarterly and annual objectives. The Board has delegated responsibility for communication with the public and the Company’s shareholders to its Disclosure Committee. Section IX – Disclosure Controls and Procedures Policy of the Corporate Governance Manual explains the procedures in place that ensure proper dissemination of news releases, and that those shareholders who request information about the Company receive it in a timely manner. Inquiries by shareholders are directed to and dealt with by Senior Management.

The Board has delegated responsibility for the integrity of internal controls and management information systems to the Audit Committee. The Company’s external auditors report directly to the Audit Committee. In its regular meetings with the external auditors, the Audit Committee discusses, among other things, the Company’s financial statements and the adequacy and effectiveness of the Company’s internal controls and management information systems.

Orientation and Continuing Education

As part of the orientation program, new directors meet with senior management to discuss the business of the Company, Board policies and historical and current operating and financial information, and may tour selected offices of the Company. See Section II – Corporate Governance Overview and Guidelines in the Corporate Governance Manual for more information.

The Board is comprised of individuals with varying backgrounds, who have, both collectively and individually, extensive experience in running and managing public companies in the natural resource sector. Refer to the section “Occupation, Business or Employment of Directors” for a description of the current principal occupations of the members of the Board of Directors.

The Compensation, Nominating and Governance Committee has determined that the eight director nominees possess the competencies necessary for the Board to effectively fulfill its responsibilities.

Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, with management’s assistance. Board members have full access to the Company’s records. There are technical presentations at Board meetings and the question and answer portions of these presentations are a valuable learning resource for the non-technical directors.

The following table provides details regarding additional continuing education undertaken by the directors during the year ended December 31, 2018:

Director	Course/Event	Date
Colin Steyn	Asanko Gold Mine site visit	November 2018
Greg McCunn	BMO Metals & Mining Conference
Implications of the Block Chain on Precious Metal Sales Seminar
European Gold Forum
RBC Capital Markets Marco Economic Update Seminar
Precious Metals Summit
Laurel Hill Corporate Governance Trends Seminar
Korn Ferry Executive Compensation in Mining Seminar
	JP Morgan Cybersecurity Awareness Seminar	February 2018 March 2018 April 2018 August 2018 September 2018 October 2018 November 2018 December 2018
Peter Breese	Asanko Gold Mine site visits Indaba Mining Conference BMO Metals & Mining Conference Denver Gold Forum London Mines & Money Conference Damang Mine Site visit	Numerous February 2018 February 2018 September 2018 November 2018 December 2018
Shawn Wallace	None	n/a
Gordon Fretwell	Asanko Gold Mine site visit Mandated Law Society Continued Education (twelve hours)	November 2018 Various
Marcel de Groot	Vancouver Resource Investment Conference
BMO Metals & Mining Conference
PDAC Mining Conference
KPMG Audit Committee Round Table
Sprott Vancouver Symposium on Natural Resources
Precious Metals Summit
Denver Gold Forum
Mines & Money Americas Conference
Silver & Gold Summit
Asanko Gold Mine site visit
	Aurizona Gold Mine site visit	January 2018 February 2018 March 2018 July 2018 July 2018 September 2018 September 2018 October 2018 October 2018 November 2018 December 2018
Michael Price	Indaba Mining Conference London Mines & Money Conference Asanko Gold Mine site visit Critical Resource Seminars Accredited Director Education Sessions	February 2018 November 2018 November 2018 Various Various
William Smart	Asanko Gold Mine site visit	November 2018

The orientation and continuing education process will be reviewed on an annual basis and will be revised accordingly.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its committees. This function is carried out by the Compensation, Nominating and Governance Committee whose evaluations and assessments are used in connection with its duty of evaluating and recommending persons as nominees for the position of Director of the Company.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics which is available on the Company’s website at www.asanko.com/Governance/Governance-Documents/default.aspx, included within Section XIV – Code of Business Conduct and Ethics in the Corporate Governance Manual (the “Code of Ethics”). The Company’s Code of Ethics clearly sets out the Company’s standard requirements for honest and ethical conduct of its directors, officers and employees pertaining to conflicts of interest, timely disclosure, compliance with the law and accountability. The Code of Ethics also clearly states the Company’s requirements for fair dealing, and its corporate position on: conflicts of interest and corporate opportunities and gifts, confidentiality and corporate assets, intellectual property, reporting and the effects of violations.

The Board has a number of procedures in place designed to ensure that directors exercise independent judgement in a matter where a director or officer has a material interest. Since there is one director who is not independent (Peter Breese, President and Chief Executive Officer), there are limited circumstances where such an interest is of concern. In those limited circumstances, the relevant director must declare his interest and refrain from voting and the Compensation, Nominating and Governance Committee considers the transaction in advance of its consideration by the Board.

Compensation, Nominating and Governance Committee

The Board’s Compensation, Nominating and Governance Committee periodically reviews the size of the Board and any possible requirement for an increase or decrease in members of the Board. It also recruits and reviews candidates for the position of director and selects the most appropriate candidates for submission to the Board as a whole for consideration as a potential director nominee. Responsibilities of the Compensation, Nominating and Governance Committee include:

(a)

Recommending to the Board of the form and amount of compensation to be paid by the Company to directors for service on the Board and on Board committees. The Committee reviews director compensation at least annually;

(b)

Annually reviewing the Company’s base compensation structure and the Company's incentive compensation and stock option plan and recommendation of changes in or additions in such structure and plans to the Board as needed;

(c)	Recommending to the Board of the annual base compensation of the Company's executive officers and senior managers (collectively the “Officers”);

(d)	Recommending to the Board with respect to the range of increase or decrease in the annual base compensation for non-Officer personnel providing services to the Company;

(e)

Recommending to the Board with respect to annual corporate goals and objectives under any incentive compensation plan adopted by the Company for Officers and non-Officer personnel providing services to the Company and establish incentive compensation participation levels for Officers and non-Officer personnel providing services to the Company under any such incentive compensation plan. In determining the incentive component of compensation, the Committee will consider the Company’s performance and relative shareholder return, the values of similar incentive at comparable companies and the awards given in past years;

(f)

Evaluation of the performance of Officers generally and in light of annual corporate goals and objectives under any incentive compensation plan and recommendation to the Board incentive compensation payable to Officers under any such incentive compensation plan;

(g)

Periodic review with the Chairman and CEO with respect to their assessments of corporate officers and senior managers and succession plans, in addition, make recommendations to the Board regarding appointment of officers and senior managers;

(h)	Oversight of performance evaluation and incentive compensation of non-Officer personnel providing services to the Company;

(i)	Administration of the Company’s stock option plan;

(j)

Recommending to the Board the criteria for Board membership. In making its recommendation, the Committee considers the competencies and skills that the Board, as a whole, should possess and the competencies and skills of each current director. The Committee reviews with the Board, on an annual basis, the requisite skills and criteria for Board members as well as the composition and size of the Board as a whole in order to ensure that the Board has the requisite expertise, that its membership consists of persons with sufficiently diverse and independent backgrounds, and that its membership consists of an appropriate mix of inside, outside and independent directors;

(k)

Identifying and recommending to the Board individuals qualified to become Board members, consistent with criteria approved by the Board. The Committee also recommends to the Board the nominees for election as directors at any meeting of shareholders and the persons to be appointed by the Board to fill any vacancies on the Board. The Committee may adopt procedures regarding director candidates proposed by the shareholders;

(l)

Recommending to the Board corporate governance and ethics principles and policies that are applicable to the Company. The Committee monitors legislation, regulatory policies and best industry practices dealing with corporate governance and, from time to time as it deems appropriate, reviews and reassesses the adequacy of the Company’s corporate governance principles and practices and recommend any proposed changes to the Board;

(m)

Considering questions of independence and possible conflicts of interest of members of the Board and of senior managers and make recommendations regarding such matters to the Board, including the criteria for determining director independence;

(n)

Annually recommending assignments to committees of the Board, including recommendations as to chairmen of committees of the Board, review and make recommendations to the Board concerning the types, duties, functions, size and operation of committees of the Board, review the adequacy of all Board committee charters and make recommendations to the Board for any changes to such charters;

(o)

Annually overseeing the evaluation of the Board and its committees to determine whether the Board, its members and its committees are functioning effectively; and to determine the nature of evaluation, supervise the conduct of evaluation and prepare an assessment of performance of the Board and its committees, to be discussed with the Board;

(p)	Managing Board and committee succession planning; and

(q)	Monitoring communications with shareholders regarding matters of corporate governance.

The Compensation, Nominating and Governance Committee is composed of three independent directors, Gordon J. Fretwell (Chairman), Marcel de Groot and William Smart. All of the members of the Compensation, Nominating and Governance Committee are financially literate and each have acted and continue to act as directors of numerous public and private companies and have therefore been involved in compensation issues for such companies. The skills and experience possessed by members of the Compensation, Nominating and Governance Committee acquired as a result of their lengthy and extensive business careers enable them to make decisions on the suitability of the Company's compensation policies and practice.

The Board recognizes that gender diversity is a significant aspect of board diversity and acknowledges the important role that women with appropriate and relevant skills and experience play in contributing to diversity of perspective and effectiveness in the boardroom. The Board has recently adopted a new Diversity Policy which is included as Appendix A to this Circular.

Though the Company does not have any female executive officers at the moment, it benefits from the service of women, including at the management level. The Company has not adopted any targets for the number of women in executive officer positions, but the adopted Diversity Policy does provide guidance as to various diversity considerations in the future appointment of executive officers.

The Company has also not set mandatory age or term limits for its directors or senior officers as it focuses on measurable performance rather than employing arbitrary age thresholds which are of dubious legality in light of discrimination laws.

The Company’s Code of Ethics as set out in the Corporate Governance Manual, provides a framework for undertaking ethical conduct in employment. Under the Code of Ethics, the Company will not tolerate any form of discrimination or harassment in the workplace.

See Section VI –Compensation, Nominating and Governance Committee Mandate, respectively, in the Company’s Corporate Governance Manual, at www.asanko.com/Governance/Governance-Documents/default.aspx. Current members of the Compensation, Nominating and Governance Committee are Gordon J. Fretwell (Chairman), Marcel de Groot and William Smart.

Audit Committee

The Audit Committee Mandate is included within Section V – Audit Committee Mandate in the Company’s Corporate Governance Manual, at www.asanko.com/Governance/Governance-Documents/default.aspx.

The Audit Committee is composed of three independent directors, Marcel de Groot (Chairman), Gordon J. Fretwell and Michael Price. All of the members of the Audit Committee are financially literate. See the Company’s Annual Information Form, filed under the Company’s SEDAR profile at www.sedar.com on March 16, 2018, for further information on the relevant education and experience of each member of the Audit Committee.

Each member of the Audit Committee has:

  an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

  experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably expected to be raised by the issuer’s financial statements; or experience actively supervising individuals engaged in such activities; and

  an understanding of internal controls and procedures for financial reporting.

The Board, through the Audit Committee, is responsible for the integrity of the internal control and management information systems of the Company. The Audit Committee meets at least quarterly to review quarterly financial statements and management’s discussion and analysis and meets at least once annually with the Company’s external auditor. The Audit Committee discusses, among other things, the annual audit, the adequacy and effectiveness of the Company’s internal control and management information systems and management’s discussion and analysis and reviews the annual financial statements with the external auditor.

Safety, Health, Environmental and Community Committee

The Safety, Health, Environmental and Corporate Social Responsibility (“SHEC”) Committee’s mandate is included within Section VII – Safety, Health, Environmental and CSR Committee Mandate in the Company’s Corporate Governance Manual, at www.asanko.com/Governance/Governance-Documents/default.aspx.

The SHEC Committee is composed of two independent directors, Michael Price (Chairman) and William Smart, as well as the Company’s COO (former CEO), Peter Breese. The SHEC Committee invites the appropriate representatives of senior and mid-level management to its meetings to ensure that directives are well understood and implemented at the appropriate levels within the organization.

The Board, through the SHEC Committee, is responsible for monitoring and reviewing health, safety, environmental and community risks, ensuring the Company’s compliance with applicable legal and regulatory requirements, and supporting the furtherance of the Company’s commitment to a healthy and safe work environment, environmentally sound resource development and community relationships. The SHEC Committee meets at least quarterly to review reports by management on health, safety, environmental and corporate social responsibility matters. The SHEC Committee will regularly review and make recommendations in regards to the Company’s SHEC policies and assess the health, safety, environment and community management procedures and recommend improvements. Any SHEC incidents are to be reported to the Board as appropriate.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Named Executive Officers

In this section “Named Executive Officer” (“NEOs”) means the President and CEO, the Chief Financial Officer (“CFO”) and each of the three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total compensation was more than $150,000, as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

For the purposes of the following disclosure, each of the following individuals were an “NEO” of the Company during the year ended December 31, 2018:

  Peter Breese – Director, President and CEO 1

  Fausto Di Trapani – Executive Vice President and CFO

  Josephat Zvaipa – Executive Vice President and Managing Director (Ghana)

  Robert Slater – Executive Vice President Strategy

  Hugo Truter – Senior Vice President Projects & Engineering

Compensation Governance Highlights

  Low dilution to shareholders – It is the Compensation, Nominating and Governance Committee’s intention to maintain an annual dilution (“burn rate”) rate at, or below, a level 2% of common shares outstanding. The annual burn rate for 2018 was 1.2%;

  Pay for performance – A significant portion of each NEO’s compensation is provided in the form of Short-Term Incentive and Long-Term Incentives (stock options and RSUs) in addition to their base salary;

  Regular review of peer group – The Compensation, Governance and Nominating Committee regularly reviews the applicability of the compensation peer group for NEOs and adjusts the peer group, as necessary, to ensure it remains relevant and comparable with the ever-evolving size and scope of Asanko’s operations;

  Relevant performance metrics – The performance metrics and expected performance levels for the short-term incentive plan are reviewed on an annual basis to ensure the metrics and expected performance focus the NEOs on relevant activities for the business and tie payouts to positive performance for Asanko’s shareholders;

  Threshold performance expectations before incentive payouts are made – Threshold performance expectations are set to make sure that a minimum level of performance is achieved against short-term incentive performance metrics before payouts can be made for that metric. Share option grants, due to the requirement for Asanko’s share price to exceed the exercise price on grant date for value to be earned upon exercise, also act as a minimum performance expectation in the long run;

  Caps on incentive payouts – payouts under the Short-term Incentive Plan cannot exceed 110% of target without Board discretion;

  Modest benefits and perquisites – Benefits and perquisites are set at competitive levels, but represent a small part of total NEO compensation;

__________________________________
1 Mr. Breese served as President and CEO until April 1, 2019, upon which date Mr. Breese transitioned to the position of President and COO.

  Clawback Policy – Beginning in 2017, all Short-Term Incentive and stock option grants are subject to clawback in the event that an executive engages in conduct that results in the need for the correction or restatement of financial results;

  No excessive Change of Control or Termination without Cause severance obligations – NEO severance obligations are capped at no higher than 24 months in the case of a Change of Control and 12 months in the case of a Termination without Cause;

  Double Triggers – severance provisions in the Company’s employment agreements only trigger severance when there is both a change in control of the Company and a termination of employment;

  Independent Advice – the Compensation, Nominating and Governance Committee from time to time engages its own independent advisor to support its decisions regarding executive and Board compensation;

  Review of compensation risk – The Compensation, Governance and Nominating Committee monitors the risk inherent within its compensation program to ensure the program does not encourage excessive risk-taking; and

  Say on Pay Vote – In the spirit of good governance, on February 12, 2019, the Board adopted a Say on Pay Policy and, commencing in 2020, intends to have an annual advisory vote on the Board’s approach to executive compensation. The purpose of the Say on Pay vote is to provide appropriate director accountability to the shareholders of the Company for the Board’s compensation decisions by giving shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans, and on the plans themselves, for the past, current and future fiscal years. As this is an advisory vote, the result will not be binding upon the Board. However, the Board will take the result of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions in determining whether there is a need to significantly increase their engagement with shareholders on compensation and related matters. The Board remains fully responsible for its compensation decisions and is not relieved of these responsibilities by a positive advisory vote by shareholders. A copy of the Say on Pay policy is included as Appendix B to this Circular.

  “Anti-hedging” policy – As part of the Company’s Insider Trading Policy adopted on February 12, 2019, the Board adopted a policy whereby no officer or director shall acquire financial instruments that are designed to hedge or offset a decrease in market value of options or equity securities granted as compensation or held directly or indirectly by the officer or director.

Compensation Consultant or Advisor

The Compensation, Nominating and Governance Committee retained Global Governance Advisors Inc. (“GGA”) to assist the Committee in reviewing executive officer and director compensation and to make recommendations surrounding changes to the Company’s equity incentive plans. GGA is an internationally recognized, independent advisory firm that provides counsel to boards of directors on matters relating to executive compensation and governance.

GGA carried out a detailed review in early 2018 related to the Company’s 2017 compensation and this review included:

  Reviewing the Company’s executive Compensation Philosophy and peer group to ensure alignment with the Company’s objectives;
  Competitive market review of executive compensation levels and design against the marketplace;
  Competitive market review of director compensation levels and design against the marketplace;
  Competitive market review of senior management compensation levels and design against the marketplace; and
  Review of the Information Circular relating to 2017 compensation.

In light of the recent review carried out by GGA in early 2018, GGA’s service related to 2018 compensation was limited to a review of this Information Circular.

Asanko incurred the following fees for GGA’s work over the past two (2) years:

Year	Executive Compensation Related Fees	All Other Fees
2018	C$5,000	Nil
2017	C$50,000	Nil

The Compensation, Nominating and Governance Committee reviews all fees and the terms of consulting services provided by its independent compensation consultants before each engagement.

The past number of years, the Company has also participated in GGA’s annual Global Mining Compensation Survey, which is an industry-leading source of compensation information for Executive, Corporate and Exploration/Mine Site roles on an annual basis. The results of this survey are made available to the chairman of the Compensation, Nominating and Governance Committee for the committee’s consideration, along with the results of GGA’s annual Report on Executive & Board Remuneration which provide insights on both executive and director compensation levels and practices in the global mining industry for over 250 mining companies.

Compensation Discussion and Analysis

Philosophy and Objectives

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	better aligning their interests with those of the Company’s shareholders.

In compensating its senior management, the Company has employed a combination of base salary, a short-term incentive plan (“STIP”) and a long-term incentive plan (“LTIP”).

Peer Group

Asanko uses the following criteria when determining appropriate peers for benchmarking compensation levels and design in the marketplace:

  Generally comparable size from a total assets and/or market capitalization perspective;
  Operate within a higher risk of geographical location;
  Mining primarily gold; and
  Currently producing gold from at least one mine.

The peer group defines the competitive market, which Asanko uses to guide executive compensation design and pay levels.

Based on the criteria listed above, the following peer group was used for 2018 for the purpose of evaluating the competitiveness of the Company's executive, senior management and director compensation levels and designs:

2018 PEER GROUP FOR ASANKO GOLD INC.
Alacer Gold Corp.	Guyana Goldfields Inc.	Roxgold Inc.
Alio Gold Inc.	Klondex Mines Ltd.	SEMAFO Inc.
Argonaut Gold Inc.	Nevsun Resources Ltd.	Teranga Gold Corporation
Equinox Gold Corp.	Perseus Mining Limited	Torex Gold Resources Inc.
Golden Star Resources Ltd.	Premier Gold Mines Limited

In addition to the peer group outlined above, for additional context Asanko also evaluates Global Mining industry data for companies of a similar size from a Total Assets perspective from GGA’s Global Mining compensation database to provide an overview of broader market trends and practices.

Components of Compensation

The Company offers a total compensation package to the NEOs that is both aligned with the Company’s compensation philosophy and with competitive market practice:

Compensation Element	Form	Purpose of Element	Determination
Base Salary	Cash	Forms a baseline level of compensation for role fulfillment commensurate with the experience, skills and market demand for the executive role and/or incumbent.	Salaries are determined from analysis of similar positions within similar companies, as benchmarked against various independent information sources. Individual experience, individual performance, level of responsibility and the emphasis on other compensation program elements are also considered when setting salary levels.
Short-term Incentive Plan (STIP)	Cash	To recognize short-term (typically annual) efforts and milestone achievements that are designed to link the achievement of personal and annual performance objectives to the Company’s business strategy and to the enhancement of shareholder value.	STIP opportunity for each NEO is set based both with reference to competitive market practice, the seniority of the NEO’s position and his or her industry experience. Actual bonus payments can range from 0% - 110% of the target bonus opportunity, based upon the achievement of individual and corporate performance targets. Each NEO’s annual performance is measured against corporate and individual performance objectives, the weighting of each being dependent upon his or her role

Compensation Element	Form	Purpose of Element	Determination
in the organization and relative influence over corporate performance objectives. For additional information, see Short-term Incentive Plan below.
Long-term Incentive Plan (LTIP)	Stock Options and Cash- settled RSUs	Designed to motivate executives and employees to create and grow sustainable shareholder total return over medium- to long-term performance periods and to facilitate key employee retention.	Options award levels are determined in reference to peer group practice and are granted at such levels that total compensation can achieve above-market levels provided that the Company’s share price achieves superior returns relative to the competitive market. The Board sets the term and vesting of options under the LTIP. For options, the term cannot exceed five (5) years and the Board will generally fix the vesting terms of all future options such that 1/3 of options granted will vest on the first, second and third anniversaries of the grant date. Cash-settled RSUs will also vest under a similar vesting schedule to options and act as an additional retention vehicle under Asanko’s LTIP program.
Benefits and Perquisites	Indirect cash through broad- based plan	Provided to attract and retain the key talent required to manage the organization but are not intended to make-up a significant portion of a NEO’s total compensation.	Benefits are provided on a broad basis to Asanko NEOs and other eligible employees with limited perquisites to remain market competitive with the peer group. A specific perquisite will only be provided when the perquisite provides competitive value and promotes retention of key executives.

Compensation Governance

Risk and Executive Compensation

The Company has designed its compensation programs to provide an appropriate balance of risk and reward in relation to its overall business strategy. The Company is of the view that its compensation programs do not incent its executives to take undue risks because executives receive a mix of compensation elements with a significant portion of compensation in the form of long-term equity-based awards. Additionally, the Company’s risk mitigation practices include caps on annual incentive payouts to avoid excessive or extreme compensation awards, annual incentive metrics that include a balance of key performance indicators that are not focused on a single financial measure and an Incentive Clawback Policy for both short-term and long-term variable compensation. In addition, the board maintains discretion related to the affordability of the incentive payouts and maintains the right to determine if an incentive is paid.

Incentive Clawback Policy

In 2017, the Board adopted a policy providing for the full or partial forfeiture and recoupment of all forms of Incentive Compensation, including without limitation, Short-term Incentive awards and Option grants under the Option Plan to officers of the Company, including the NEOs, under certain circumstances. This Policy will be applied at the discretion of the Board when:

(a)	an executive engages in conduct that results in the need for the correction or restatement of financial results;

(b)	the executive received an award calculated on the achievement of those financial results, and

(c)	the award received would have been lower had the financial results been properly reported.

The policy requires that when the clawback is triggered, the executive must repay the amount of incentive compensation that is in excess of the incentive compensation the executive would have received if the incentive compensation had been computed in accordance with the results as restated, calculated on an after-tax basis.

2018 Compensation Decisions

Base Salary

Base salaries paid in 2018 to the NEOs were as follows:

Named Executive Officer and Position	Base Salary ($)
Peter Breese – Director, President and CEO[1]	$676,260
Fausto Di Trapani – Executive Vice President and CFO	$382,650
Josephat Zvaipa – Executive Vice President and Managing Director (Ghana)	$396,496
Robert Slater – Executive Vice President Strategy	$360,452
Hugo Truter – Senior Vice President Projects & Engineering	$407,213

Short-term Incentive Plan

The STIP award for the NEOs in 2018 was based on the actual achievement versus target achievement levels set by the Board at the beginning of the year, with respect to certain Corporate and Individual Key Performance Indicators (“KPIs”) as set out below:

	CEO	CFO	Managing Director, Ghana	EVP Strategy	SVP Engineering and Projects
Target STIP (% of Base Salary)	100%	75%	75%	75%	50%
STIP Award Range (% of Base Salary)	0-110%	0-82.5%	0-82.5%	0-82.5%	0-55%
Weighting of Corporate KPIs	40%	40%	40%	40%	40%
Weighting of Individual KPIs	60%	60%	60%	60%	60%

Measurable Corporate KPIs for the 2018 STIP included:

KPI	Target Performance	Actual Performance
Achieve best in class Lost Time Incident Frequency Rate (“LTIFR”)	Threshold LTIFR: 1.5 Target LTIFR: 1.2 Stretch LTIFR: 1.0	Actual LTIFR: 0 (Stretch achieved and exceeded)
Gold Production	Threshold Production: 210,000 oz Target Production: 217,000 oz	Actual Production: 223,152 oz (Target met)

____________________________________
1 Mr. Breese served as President and CEO until April 1, 2019, upon which date Mr. Breese transitioned to the position of President and COO.

KPI	Target Performance	Actual Performance
Stretch Production: 225,000 oz
All in Sustaining Costs (“AISC”)	Threshold AISC: US$1,100/oz Target AISC: US$1,060/oz Stretch AISC: US$1,000/oz	Actual AISC: US$1,071/oz (Threshold met)

Overall Achievement against Corporate KPIs for the 2018 year was determined at 77% of target.

The STIP award levels for 2018 also included Individual KPIs related to each NEO’s specific role and operational oversight within the Company. Individual KPIs for 2018 included, but were not limited to:

  Renegotiating and refinancing the Red Kite debt package of $164 million;

  Completing drilling programs at Miradani with a view to increasing the Asanko Gold Mine’s resources by over 5 million tonnes in 2018, and devising a drilling strategy which prioritizes exploration targets for exploration drilling over the period 2019- 2022;

  Completing all work necessary to de-risk the Esaase mine plan for the first three years of operation (2019 - 2021);

  Obtaining supplementary permits to enable the trucking of ore from Esaase to Obotan;

  Commencing trucking of Esaase ore to Obotan no later than the end of December 2018 having awarded the mining contract, built the haul road and completed site infrastructure & site preparation;

  Further embed the Company’s high-performance management system; and

  Further strengthening the Company’s social license to operate.

Achievement against Individual KPIs for each of the NEO’s for the 2018 year was as follows:

Named Executive Officer and Position	Individual KPIs Achieved in 2018
Peter Breese – Director, President and CEO[1]	102% of Target
Fausto Di Trapani – Executive Vice President and CFO	94% of Target
Josephat Zvaipa – Executive Vice President and Managing Director (Ghana)	99% of Target
Robert Slater – Executive Vice President Strategy	96% of Target
Hugo Truter – Senior Vice President Projects & Engineering	93% of Target

_____________________________________
1 Mr. Breese served as President and CEO until April 1, 2019, upon which date Mr. Breese transitioned to the position of President and COO.

For the period January 2018 to December 2018 inclusive, the STIP opportunity available to the NEOs, the STIP achieved overall (reflecting both the level of achievement on corporate and personal objectives), as well as the actual STIP awards, were as follows:

Position	Target STIP (% of Base Salary)	STIP Achieved (% of Target)	Actual STIP awarded (% of Base Salary)	Actual STIP awarded ($)
President and CEO[1]	100%	92%	92%	$623,665
EVP and CFO	75%	89%	67%	$255,711
EVP and Managing Director (Ghana)	75%	90%	68%	$268,130
EVP Strategy	75%	88%	66%	$244,200
SVP Projects & Engineering	50%	87%	43%	$176,730

Long-term Incentive Plan

Option Plan

The only LTIP which the Company currently has in place for NEOs requiring shareholder approval is the Company’s share option plan, dated for reference September 27, 2011 (the "Option Plan") which was adopted by the Directors of the Company on August 18, 2011, approved by Shareholders on September 27, 2011 and, at the Company's Annual General and Special Meeting held on June 19, 2014. The Option Plan was amended by the Board on May 2, 2017, and on May 22, 2017, which amended Option Plan was approved by the Shareholders at the Annual General and Special Meeting of the Company held on June 9, 2017. A copy of the Option Plan, as amended, is available under the Company's SEDAR profile at www.sedar.com.

The Option Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Option Plan is administered by the Board or, more specifically, the Plan Administrator as defined in the Option Plan, and provides that options will be issued to directors, officers, employees or consultants of the Company, or a subsidiary of the Company. The Option Plan is a rolling plan, which provides that the number of Common Shares issuable under the Option Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not at any time exceed 9% of the total number of issued and outstanding Common Shares; however, this base of Common Shares increases as options are granted and exercised and as the number of issued and outstanding Common Shares increases.

Material Terms of the Option Plan

The following is a summary of the material terms of the Option Plan:

(a)

Persons who are directors, officers, employees, consultants to the Company, its subsidiaries or its affiliates, or who are employees of a management company providing services to the Company are eligible to receive grants of options under the Option Plan.

__________________________________
1 Mr. Breese served as President and CEO until April 1, 2019, upon which date Mr. Breese transitioned to the position of President and COO.

(b)

Options may be granted only to a person or to a company that is wholly-owned by persons eligible for an option grant. If the option is granted to a company, the company must undertake that it will not permit any transfer of its Common Shares, nor issue further Common Shares, to any other individual or entity as long as the incentive stock option remains in effect without the consent of the TSX.

(c)

All options granted under the Option Plan will be exercisable only by the Optionee to whom they have been granted and the options are non-assignable and non-transferable, except in the case of the death of an Optionee, any vested option held by the deceased Optionee at the date of death will become exercisable by the Optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such Option.

(d)	Unless otherwise determined by the Board, in particular the Plan Administrator, options vest equally on the first, second and third anniversary of the date of grant and are subject to the following:

The Optionee remaining employed by or continuing to provide services to the Company or any of its subsidiaries and Affiliates as well as, at the discretion of the Board, in particular the Plan Administrator, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or any of its subsidiaries and Affiliates during the vesting period; or

The Optionee remaining as a director of the Company or any of its affiliates during the vesting period; or

If a Change of Control or Take-Over Bid occurs, options which are subject to vesting provisions shall be deemed to have immediately vested upon the occurrence of the Change of Control or Take-Over Bid;

(e)

All options granted under the Option Plan are exercisable for a period of up to five years. If the expiry of an option occurs during a period in which participants are restricted from trading Common Shares, the expiry date will be extended to be the tenth business day following such blackout period;

(f)

The exercise price of the option is established by the Board, in particular the Plan Administrator, at the time the option is granted, provided that the minimum exercise price shall not be less than the market price being the weighted average trading price of the Common Shares on the TSX for the five trading days preceding the date of the grant;

(g)

In the case where a participant ceases to be eligible under the Option Plan to hold options, the participant may exercise any vested options for one year if such cessation is due to the death of the participant or otherwise for 90 days following the date that the participant ceases to be eligible. In the case where a participant is terminated for cause, such participant’s options will not be exercisable following the date of such termination;

(h)

The Option Plan considers that there will be a change of control of the Company where one person owns or controls 20% or more of the Common Shares, provided that for persons who hold 20% or more of the Common Shares as of the date of adoption of the Option Plan, the aforesaid figure shall be increased to 25%. Upon such change of control, all outstanding options under the Option Plan will immediately vest and become exercisable by the participants of the Option Plan;

(i)	Subject to TSX policies, the Option Plan may be amended by the Board, in particular the Plan Administrator, without further shareholder approval to:

	(i)	make amendments which are of a typographical, grammatical or clerical nature;

	(ii)	change the vesting provisions of an option granted under the Option Plan;

	(iii)	change the termination provision of an option granted under the Option Plan, which does not entail an extension beyond the original expiry date of such option;

	(iv)	add a cashless exercise feature payable in cash or Common Shares;

	(v)	make amendments necessary as a result in changes in securities laws applicable to the Company;

	(vi)	make such amendments as may be required by the policies of such senior stock exchange or stock market if the Company becomes listed or quoted on a stock exchange or stock market senior to the TSX; and

	(vii)	it may make such amendments as reduce, and do not increase, the benefits of the Option Plan to Service Providers (as such term is defined in the Option Plan).

(j)	The following amendments to the Option Plan or any Option granted will require disinterested shareholder approval:

	(i)	any reduction in exercise price or cancellation and reissue of Options;

	(ii)	any amendment that extends the term of an Option beyond the original expiry;

	(iii)	any amendments to increase any of the limits on the number of Options that may be granted;

(iv)

amendments to eligible Participants that may permit the introduction or reintroduction of non-employee Directors on a discretionary basis or amendments to any limits previously imposed on non-employee Director participation;

	(v)	any amendment which would permit Options granted under the Option Plan to be transferable or assignable other than for normal estate settlement purposes;

	(vi)	amendments to the Option Plan amendment provisions that require disinterested shareholder approval; and

	(vii)	any amendments requiring shareholder approval under applicable law.

(k)	The Option Plan is subject to restrictions that:

(i)

the number of Common Shares issuable to Insiders as a group under the Option Plan, when combined with Common Shares issuable to Insiders under all the Company’s other Share Compensation Arrangements, may not exceed 9% of the issued Common Shares within any 12-month period;

(ii)

the number of Common Shares issuable to Insiders at any time as a group under the Option Plan, when combined with Common Shares issuable to Insiders under all the Company’s other Share Compensation Arrangements, may not exceed 9% of the Company’s issued Common Shares;

(iii)

Common Shares being issuable to Directors of the Company considered independent under NI 52-110 (as defined herein), which when combined with all other Share Compensation Arrangements of the Company currently in effect for their benefit (for avoidance of doubt excluding any previously exercised Options or any other Share Compensation Arrangement already paid), may not collectively exceed 1% of the Outstanding Shares and may not exceed for each individual, a value of $100,000 in any 12 month period; provided as well that Common Shares issuable under Options and any other Share Compensation Arrangements currently in effect which have been granted to:

(a) any Director who was non-independent at the time of grant of Options but who subsequently became an independent Director; and

(b) any Director who was an independent director at the time of grant of Options but subsequently becomes a non-independent Director;

shall in either such case be excluded from the calculation of 1% of the Outstanding Shares issuable under the Option Plan.

Restricted Share Units (“RSUs”)

Asanko commenced with the granting of share-based LTIP awards in 2018 and these share-based LTIP awards currently take the form of cash-settled Restricted Share Units (“RSUs”), whose value is linked to the performance of Asanko’s share price over a 3-year vesting period.

The objective of cash-settled RSUs is to attract and retain employees while maintaining alignment of compensation with the long-term share price performance provided to Asanko shareholders. RSUs also aid in promoting greater share ownership by executives and employees at Asanko.

In the future, Asanko will also consider the merits of cash-settled Performance Restricted Share Units (“PRSUs”) which will have additional performance conditions as part of the vesting criteria to further strengthen pay and performance alignment over a multi-year period.

RSUs will be granted according to the specific level of responsibility of the particular executive/employee and the number of RSUs for each level of responsibility is determined by the Compensation, Governance and Nominating Committee with lower-level employees receiving a larger portion of their LTIP in the form of RSUs. Consideration will also be made to historical grants made to the executive and the number of RSUs outstanding when determining the amount of RSUs to be granted each year. RSUs will generally vest equally in 1/3 increments on the 1st, 2nd and 3rd anniversaries from grant date.

Due to the non-dilutive settlement of RSUs in cash as opposed to shares from treasury, they will not result in a dilution of shareholder equity interests and therefore do not require shareholder approval.

The Plan Administrator, which is the Compensation, Nominating and Governance Committee of the Board, generally relied on the following criteria and analysis to determine the size and allocation of 2018 LTIP grants between Stock Options and RSUs:

Level	Target LTIP (% of Annual Base Salary to be earned over three-year period)	Proportion of Target LTIP award to be awarded in form of Option- based award	Proportion of Target LTIP award to be awarded in form of cash-settled Share- based award
Director - Corporate	66.7%	50.0%	50.0%
Director – Non-corporate	66.7%	100.0%	0.0%
Level 6 Management (CEO)	130.0%	60.0%	40.0%
Level 5 Management (EVPs)	115.0%	60.0%	40.0%
Level 4 Management (SVPs)	105.0%	50.0%	50.0%
Level 3 Management - Corporate	75.0%	40.0%	60.0%
Level 3 Management – Non-corporate	75.0%	30.0%	70.0%
Level 2 Management - Corporate	50.0%	20.0%	80.0%
Level 2 Management – Non-corporate	22.5%	0.0%	100.0%

LTIP awards remain subject to the Plan Administrator’s discretionary recommendations and to the discretion of the Board.

For the fiscal year ended December 31, 2018, the following option grants were made to the NEOs:

Position	Number of Options Granted[1]	Exercise Price (C$)	Grant Date Fair Value of Options ($)[2]	Expiration Date
Peter Breese – President and CEO[3]	340,000	C$1.07	$126,128	Feb. 6, 2023
Fausto Di Trapani – EVP and CFO	180,000	C$1.07	$66,773	Feb. 6, 2023
Josephat Zvaipa – EVP and Managing Director (Ghana)	190,000	C$1.07	$70,483	Feb. 6, 2023
Robert Slater – EVP Strategy	150,000	C$1.07	$55,644	Feb. 6, 2023
Hugo Truter – SVP Projects & Engineering	150,000	C$1.07	$55,644	Feb. 6, 2023

[1]	Options will vest equally on the 1st, 2nd and 3rd anniversaries from grant date.

[2]

Grant Date Fair Value of Options of C$0.50 is based on a Black-Scholes value calculated using a C$1.07 exercise price, and converted into a U.S. dollar equivalent using an exchange rate of C$1 = $0.7381.

[3]	Mr. Breese served as President and CEO until April 1, 2019, upon which date Mr. Breese transitioned to the position of President and COO.

For the fiscal year ended December 31, 2018, the following RSUs were granted to the NEOs:

Position	Number of RSUs Granted[1]	Share Price on Grant Date (C$)	Grant Date Fair Value of RSUs ($)[2]
Peter Breese – President and CEO[3]	450,000	C$1.02	$367,154
Fausto Di Trapani – EVP and CFO	225,000	C$1.02	$183,577
Josephat Zvaipa – EVP and Managing Director (Ghana)	225,000	C$1.02	$183,577
Robert Slater – EVP Strategy	64,580	C$1.02	$52,691
Hugo Truter – SVP Projects & Engineering	74,370	C$1.02	$60,678

[1]

RSUs will vest equally on the 1st, 2nd and 3rd anniversaries from grant date. Payment date of the RSUs is determined by the Board, but shall be no later than December 15th of the third year following the service year for any particular RSU.

[2]	Grant Date Fair Value of Options is based on a C$1.02 underlying share price and converted into a U.S. dollar equivalent using an exchange rate of C$1 = $0.7381.

[3]	Mr. Breese served as President and CEO until April 1, 2019, upon which date Mr. Breese transitioned to the position of President and COO.

Compensation Decisions in 2019 to Date

Subsequent to December 31, 2018, the following options were granted to the NEOs for 2019 and will be reported in next year’s Summary Compensation Table. These option grants have a 5-year term to expiry and vest in equal installments over a three-year period from grant date:

Name and Position	Grant Date	Options Granted	Option Exercise Price (C$)	Expiry Date
Greg McCunn – CEO[4]	April 1, 2019	300,000	C$0.86	April 1, 2024
Peter Breese – President and COO[5]	February 22, 2019	400,000	C$0.98	February 22, 2024
Fausto Di Trapani – EVP and CFO	February 22, 2019	285,000	C$0.98	February 22, 2024
Josephat Zvaipa – EVP and Managing Director (Ghana)	February 22, 2019	Nil	n/a	n/a
Robert Slater – EVP Strategy	February 22, 2019	270,000	C$0.98	February 22, 2024
Hugo Truter – SVP Projects and Engineering	February 22, 2019	179,000	C$0.98	February 22, 2024

[4]	Mr. McCunn was appointed CEO effective April 1, 2019

[5]	Mr. Breese served as President and CEO until April 1, 2019, upon which date Mr. Breese transitioned to the position of President and COO.

Subsequent to December 31, 2018, the following cash-settled RSUs were granted to the NEOs for 2019 and will be reported in next year’s Summary Compensation Table. These RSU grants vest in equal installments over a three-year period:

Name and Position	Grant Date	RSUs Granted	Underlying Share Price (C$)
Greg McCunn – CEO[1]	April 1, 2019	200,000	C$0.86
Peter Breese – President and COO[2]	February 22, 2019	176,650	C$0.98
Fausto Di Trapani – EVP and CFO	February 22, 2019	90,120	C$0.98
Josephat Zvaipa – EVP and Managing Director (Ghana)	February 22, 2019	229,050	C$0.98
Robert Slater – EVP Strategy	February 22, 2019	85,500	C$0.98
Hugo Truter – SVP Projects and Engineering	February 22, 2019	88,620	C$0.98

[1]	Mr. McCunn was appointed CEO effective April 1, 2019.

[2]	Mr. Breese served as President and CEO until April 1, 2019, upon which date Mr. Breese transitioned to the position of President and COO.

Performance Graph

The following graph compares the yearly change in the Company’s cumulative total Shareholder return on its Common Shares as listed on the TSX based on an initial fixed investment of $100 versus the cumulative return on S&P/TSX Composite Total Return Index (“S&P/TSX Composite”) and the S&P/TSX Global Gold Index, since January 1, 2012. The graph also shows the relationship between Shareholder value and total compensation for our CEO over the same period, for the purposes of comparing compensation to performance.

Note when viewing the chart below that:

  The total reported compensation for each year represents the aggregate of the total compensation for the CEO as presented in the Summary Compensation Table for each year, inclusive of the grant date fair value of stock options.

  By comparison, the total realizable compensation (the sum total of salary, short-term incentive paid and the currently realizable value of stock options and RSUs) represents the compensation actually paid or payable to the CEO as of December 31, 2018 for each year.

  As shown in the chart below, Realizable Compensation for Asanko’s CEO has generally moved in alignment with shareholder returns over the past five years, with the exception of 2018.

The payment of salary and STIP are not typically directly linked to share price performance (see factors discussed under “Compensation Discussion and Analysis” above). Therefore, the Company does not expect a direct correlation between Total Shareholder Return and cash compensation levels in any given period. The above analysis shows that CEO compensation has generally moved in alignment with the experience of the Company’s shareholders over the past five years with the exception of 2018 where an increase in compensation is observed. The increase in compensation is predominantly due to no STIP being paid in 2017, while 2018 compensation reflects the successful completion of a funding solution to extinguish the former senior debt facility of the Asanko Gold Mine, by means of the joint venture agreement completed with Gold Fields Limited on July 31, 2018. In addition, operational performance of the Asanko Gold Mine generally fell Above Target which, combined with personal performance, led to an increase in the STIP payment being made for 2018. The value of stock options and RSUs is directly linked to Total Shareholder Return. The CEO’s realizable compensation has lagged reported compensation as all stock option grants are out-of-the-money.

Summary Compensation Table

The compensation paid to the NEOs during the Company’s three most recently completed financial years ended December 31, 2018, 2017 and 2016 is as set out below and expressed in US dollars unless otherwise noted:

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Short- term incentive plans (6)	Long- term incentive plans
Peter Breese (1) President and CEO	2018 2017 2016	676,260 663,000 650,000	367,154 Nil Nil	126,128 303,658 84,350	623,665 Nil 750,000	Nil Nil Nil	Nil Nil Nil	12,000 12,000 12,000	1,805,207 978,658 1,496,350
Fausto Di Trapani (2) EVP & CFO	2018 2017 2016	382,650 370,000 309,000	183,577 Nil Nil	66,773 218,634 141,565	255,711 Nil 259,525	Nil Nil Nil	Nil Nil Nil	2,449 2,915 2,914	891,160 591,549 568,839
Josephat Zvaipa (3) EVP and Managing Director (Ghana)	2018 2017 2016	396,496 388,722 381,100	183,577 Nil Nil	70,483 206,487 63,262	268,130 Nil 404,370	Nil Nil Nil	Nil Nil Nil	79,299 77,744 94,765	997,985 672,954 943,497
Rob Slater (4) EVP Strategy	2018 2017 2016	360,452 346,698 339,000	52,691 Nil Nil	55,644 133,610 180,803	244,200 92,799 289,958	Nil Nil Nil	Nil Nil Nil	12,000 12,000 12,000	724,987 585,107 821,761
Hugo Truter (5) SVP Projects & Engineering	2018 2017 2016	407,213 399,228 391,400	60,678 Nil Nil	55,644 182,195 54,827	176,730 104,465 382,100	Nil Nil Nil	Nil Nil Nil	12,000 12,000 12,000	712,265 697,888 840,327

Notes:

(1)	Mr. Breese was appointed as President and CEO on October 15, 2012. He served in this capacity until April 1, 2019, when he transitioned to the position of President and COO.

(2)	Mr. Di Trapani joined the Company on November 1, 2012 as Executive Finance and was appointed as CFO on January 11, 2017.

(3)	Mr. Zvaipa joined the Company on July 1, 2013 and was appointed as Managing Director, Ghana effective April 1, 2014.

(4)	Mr. Slater joined the Company on March 24, 2014 as Mining Executive and was appointed EVP Strategy on November 2, 2018.

(5)	Mr. Truter was appointed as SVP Projects & Engineering on November 1, 2012.

Incentive Plan Awards

The following table sets out all option-based and share-based awards outstanding as at December 31, 2018, for each NEO:

	Option- based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date (mm/dd/yy)	Value of unexercised in- the-money options (C$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (C$)
Peter Breese	600,000	2.12	02/10/19	Nil	n/a	n/a
	400,000	2.08	01/22/20	Nil	n/a	n/a
	200,000	1.98	01/21/21	Nil	n/a	n/a
	250,000	3.98	02/27/22	Nil	n/a	n/a
	340,000	1.07	02/06/23	Nil	450,000	C$391,500
Fausto Di Trapani	260,000	2.12	02/10/19	Nil	n/a	n/a
	175,000	2.08	01/22/20	Nil	n/a	n/a
	100,000	1.98	01/21/21	Nil	n/a	n/a
	180,000	3.98	02/27/22	Nil	n/a	n/a
	180,000	1.07	02/06/23	Nil	225,000	C$195,750
Josephat Zvaipa	450,000	2.12	02/10/19	Nil	n/a	n/a
	300,000	2.08	01/22/20	Nil	n/a	n/a
	150,000	1.98	01/21/21	Nil	n/a	n/a
	170,000	3.98	02/27/22	Nil	n/a	n/a
	190,000	1.07	02/06/23	Nil	225,000	C$195,750
Robert Slater	300,000	2.33	04/04/19	Nil	n/a	n/a
	275,000	2.08	01/22/20	Nil	n/a	n/a
	100,000	1.98	01/21/21	Nil	n/a	n/a
	110,000	3.98	02/27/22	Nil	n/a	n/a
	150,000	1.07	02/06/23	Nil	64,580	C$56,185
Hugo Truter	390,000	2.12	02/10/19	Nil	n/a	n/a
	260,000	2.08	01/22/20	Nil	n/a	n/a
	130,000	1.98	01/21/21	Nil	n/a	n/a
	150,000	3.98	02/27/22	Nil	n/a	n/a
	150,000	1.07	02/06/23	Nil	74,370	C$64,702

Note:

(1)	Calculated based on the market price of the underlying Common Shares on December 31, 2018 of C$0.87 and the exercise price of the option.

The following table sets out the value vested or earned under incentive plans during the year ended December 31, 2018, for each NEO:

Name	Option- based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)(2)	Non- equity long-term incentive plan compensation – Value earned during the year ($)
Peter Breese	Nil	Nil	Nil
Fausto Di Trapani	Nil	Nil	Nil
Josephat Zvaipa	Nil	Nil	Nil
Robert Slater	Nil	Nil	Nil
Hugo Truter	Nil	Nil	Nil

Note:

(1)

The value vested is based on the difference between underlying share price at the date of vesting and the exercise price of the option vesting. As all options were out of the money during the year, this value is $Nil.

(2)

The Company commenced with the granting of share-based awards in early 2018, with the first vesting occurring on February 6, 2019. Since no share-based awards vested during the year ended December 31, 2018, the value vested is $Nil.

Stock Option Overhang, Dilution and Burn Rates

The following table provides a 3-year history of the overhang, dilution and burn rates for the Option Plan required under Section 613 of the TSX Company Manual.

	2018		2017		2016
	(#)	(%)	(#)	(%)	(#)	(%)
Overhang	6,839,988	3.0% (1)	5,731,871	2.8% (1)	5,591,171	2.8% (1)
Dilution	13,482,427	6.0% (2)	12,578,625	6.2% (2)	14,591,750	7.2% (2)
Burn Rate	2,739,802	1.2% (3)	3,374,000	1.7% (3)	2,915,000	1.4% (3)

Notes:

(1)

The total number of Common Shares reserved for issuance to employees, less the number of Options outstanding, expressed as a percentage of the total number of Common Shares outstanding as at December 31st of each year.

(2)	The total number of Options outstanding, expressed as a percentage of the total number of Common Shares outstanding as at December 31st of each year.

(3)	The number of Options granted in a fiscal year, expressed as a percentage of the weighted average number of Common Shares outstanding for the fiscal year.

Termination and Change of Control Benefits

Written employment agreements are in place between the Company and each of the NEOs. The NEOs are entitled to compensation from the Company in the event of termination without cause. In the event that a NEO’s employment agreement is terminated by the Company without cause, the Company must pay a severance payment. For Messrs. Breese and Di Trapani, the payment is equal to 12 months base salary plus benefits at the time of termination and for Mr. Zvaipa, Mr. Slater and Mr. Truter, the payment is equal to six months base salary plus benefits at the time of termination.

Each employment agreement also provides for a change of control of the Company. In the case of Messrs. Breese and Di Trapani, if a termination without cause or a resignation for good reason occurs within 12 months following the change of control then the NEO will be entitled to receive an amount equal to 24 months of the NEO’s monthly base salary, plus the monthly equivalent of the most recently paid annual bonus and any other monthly benefits. In the case of Mr. Zvaipa, Mr. Slater and Mr. Truter, if a termination without cause occurs within 12 months following the change of control then the NEO will be entitled to receive an amount equal to 12 months of the NEO’s monthly base salary and any other monthly benefits. Additionally, in the event of a change in control, all of the NEOs outstanding options and RSUs will immediately vest.

The estimated incremental payments from the Company to each of the NEOs on (i) termination without cause or (ii) termination without cause or resignation for Good Reasons within 12 months following a change of control, assuming the triggering event occurred on December 31, 2018, are as follows:

NEO		Termination Without Cause	Change of Control
Peter Breese	Salary	$676,620	$1,352,520
	Bonus	$0	$623,665
	RSUs(1)	$0	$289,000
	Other	$12,000	$49,000
Fausto Di Trapani	Salary	$390,000	$780,000
	Bonus	$0	$255,711
	RSUs(1)	$0	$144,500
	Other	$10,415	$45,830
Josephat Zvaipa	Salary	$198,248	$396,496
	Bonus	$0	$0
	RSUs(1)	$0	$144,500
	Other	$39,649	$79,299
Robert Slater	Salary	$185,000	$370,000
	Bonus	$0	$0
	RSUs(1)	$0	$41,500
	Other	$6,000	$12,000
Hugo Truter	Salary	$203,606	$407,213
	Bonus	$0	$0
	RSUs(1)	$0	$47,800
	Other	$6,000	$12,000

Note:

(1)

Cash- settled RSUs will vest immediately in the event of a change in control, and will be settled at the prevailing market price at the time of a change in control. The value of cash-settled RSUs is based on RSUs granted as of December 31, 2018 and on the market price of the underlying Common Shares as at that date of C$0.87, converted into a U.S. dollar equivalent using an exchange rate of C$1 = $0.7381.

In addition, the Company appointed Mr. McCunn as CEO effective April 1, 2019. In the event that Mr. McCunn’s employment agreement is terminated by the Company without cause, the Company must pay a severance payment equal to 12 months base salary plus benefits at the time of termination. In the case of a termination without cause or a resignation for good reason within 12 months following a change of control, then Mr. McCunn will be entitled to receive an amount equal to 24 months of the NEO’s monthly base salary, plus the monthly equivalent of the most recently paid annual bonus and any other monthly benefits.

Except as outlined above, there are no other contracts, agreements, plans or arrangements that provide for payments to any of the NEOs at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEO’s responsibilities.

Director Compensation

The following section pertains to the compensation arrangements the Company has with each director, namely Colin Steyn, Gordon J. Fretwell, Shawn Wallace, Marcel De Groot, Michael Price and William Smart. Director fees are comprised of monthly retainers for serving on the Board and Board Committees. Executive officers do not receive additional compensation for serving as directors. Peter Breese and Greg McCunn are directors but also NEOs and receive no additional compensation for their role as a director. Their compensation is discussed in the NEO compensation section of this circular.

Director compensation was last adjusted in February 2014 based on the recommendations of an independent consultant who was retained to provide a full review of the Board and Committee compensation with a full set of benchmark company comparisons. The Board approved a compensation structure whereby independent directors are to be remunerated for their services with flat rate annual fees, as follows:

C$
Base Retainer for a Director	C$50,000
Additional Chair of the Board Retainer	C$90,000
Additional Audit Committee Chair Retainer	C$16,000
Additional Retainer for Chairs of Compensation, Nominating and Governance Committee and SHEC Committee, respectively	C$10,000

Asanko’s Compensation, Governance and Nominating Committee requested its independent compensation consultant, GGA, to conduct a review of the competitiveness of director compensation levels against Asanko’s peer group for 2018. While director compensation levels were observed to be generally market competitive, GGA identified some gaps to market for certain positions and made certain recommended adjustments that would position Asanko’s director compensation levels more competitively in the marketplace.

While certain gaps to market were observed in GGA’s report, the Compensation, Governance and Nominating Committee decided to make no changes to cash compensation levels for directors in 2018 to take into account the shareholder experience since 2017.

The total compensation provided to the directors, excluding directors who are NEOs, for the Company’s most recently completed financial year of December 31, 2018 was:

Name	Fees earned ($)	Share-based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Colin Steyn	108,562	28,556	5,564	Nil	Nil	Nil	142,682
Marcel de Groot	51,269	28,556	5,564	Nil	Nil	Nil	85,389
Gordon J. Fretwell	46,527	28,556	5,564	Nil	Nil	Nil	80,647
Michael Price	46,527	28,556	5,564	Nil	Nil	Nil	80,647
Shawn Wallace	38,772	28,556	5,564	Nil	Nil	Nil	72,892
William Smart	38,772	28,556	5,564	Nil	Nil	Nil	72,892

The following table sets out the value vested or earned under incentive plans during the year ended December 31, 2018 for each director who is not also an NEO:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)(2)	Non-equity incentive plan compensation – Value earned during the year ($)
Colin Steyn	Nil	Nil	Nil
Marcel de Groot	Nil	Nil	Nil
Gordon J. Fretwell	Nil	Nil	Nil
Michael Price	Nil	Nil	Nil
Shawn Wallace	Nil	Nil	Nil
William Smart	Nil	Nil	Nil

Note:

(1)

The value vested is based on the difference between underlying share price at the date of vesting and the exercise price of the option vesting. As all options were out of the money during the year, this value is $Nil.

(2)

The Company commenced with the granting of share-based awards in early 2018, with the first vesting occurring on February 6, 2019. Since no share-based awards vested during the year ended December 31, 2018, the value vested is $Nil.

The following table sets out all option-based awards and share-based awards outstanding as at December 31, 2018 for each director who is not also an NEO:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date (mm/dd/yy)	Value of unexercised in-the-money options (C$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (C$)
Colin Steyn	144,000	2.12	02/10/19	Nil	Nil	Nil
	80,000	2.08	01/22/20	Nil	Nil	Nil
	60,000	1.98	01/21/21	Nil	Nil	Nil
	42,000	3.98	02/27/22	Nil	Nil	Nil
	15,000	1.07	02/06/23	Nil	35,000	C$30,450

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date (mm/dd/yy)	Value of unexercised in-the-money options (C$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (C$)
Marcel de Groot	125,000	2.12	02/10/19	Nil	Nil	Nil
	80,000	2.08	01/22/20	Nil	Nil	Nil
	40,000	1.98	01/21/21	Nil	Nil	Nil
	42,000	3.98	02/27/22	Nil	Nil	Nil
	15,000	1.07	02/06/23	Nil	35,000	C$30,450
Gordon J. Fretwell	125,000	2.12	02/10/19	Nil	Nil	Nil
	80,000	2.08	01/22/20	Nil	Nil	Nil
	40,000	1.98	01/21/21	Nil	Nil	Nil
	42,000	3.98	02/27/22	Nil	Nil	Nil
	15,000	1.07	02/06/23	Nil	35,000	C$30,450
Michael Price	137,000	2.12	02/10/19	Nil	Nil	Nil
	80,000	2.08	01/22/20	Nil	Nil	Nil
	40,000	1.98	01/21/21	Nil	Nil	Nil
	42,000	3.98	02/27/22	Nil	Nil	Nil
	15,000	1.07	02/06/23	Nil	35,000	C$30,450
Shawn Wallace	125,000	2.12	02/10/19	Nil	Nil	Nil
	80,000	2.08	01/22/20	Nil	Nil	Nil
	40,000	1.98	01/21/21	Nil	Nil	Nil
	42,000	3.98	02/27/22	Nil	Nil	Nil
	15,000	1.07	02/06/23	Nil	35,000	C$30,450
William Smart	100,000	2.03	11/27/20	Nil	Nil	Nil
	42,000	3.98	02/27/22	Nil	Nil	Nil
	15,000	1.07	02/06/23	Nil	35,000	C$30,450

Note:

(1)	Calculated based on the market price of the underlying Common Shares on December 31, 2018 of C$0.87 and the exercise price of the option.

Director Compensation Decisions in 2019 to Date

While cash compensation levels remain unchanged for 2019, subsequent to December 31, 2018, the following options were granted to non-NEO directors for 2019 and will be reported in next year’s director compensation table:

Name	Options granted	Grant Date	Expiry Date	Option exercise price (C$)
Colin Steyn	180,000	February 22, 2019	February 22, 2024	C$0.98
Marcel de Groot	180,000	February 22, 2019	February 22, 2024	C$0.98

Name	Options granted	Grant Date	Expiry Date	Option exercise price (C$)
Gordon J. Fretwell	180,000	February 22, 2019	February 22, 2024	C$0.98
Michael Price	180,000	February 22, 2019	February 22, 2024	C$0.98
Shawn Wallace	180,000	February 22, 2019	February 22, 2024	C$0.98
William Smart	180,000	February 22, 2019	February 22, 2024	C$0.98

The Compensation, Governance and Nominating Committee also approved the following cash-settled RSUs to non-NEO directors for 2019. These RSU grants vest in equal installments over a three-year period:

Name	Grant Date	RSUs Granted	Underlying Share Price (C$)
Colin Steyn	February 22, 2019	90,000	C$0.98
Marcel de Groot	February 22, 2019	90,000	C$0.98
Gordon J. Fretwell	February 22, 2019	90,000	C$0.98
Michael Price	February 22, 2019	90,000	C$0.98
Shawn Wallace	February 22, 2019	90,000	C$0.98
William Smart	February 22, 2019	90,000	C$0.98

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out equity compensation plan information as at December 31, 2018. See “Compensation of Executive Officers” above for a description of the Material Terms of the Option Plan.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders (the Plan)	13,482,427(1)	C$2.22	6,839,988
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	13,482,427 (1)	C$2.22	6,839,988

Notes:

(1)	As of December 31, 2018, the outstanding options represented 6.0% of the issued and outstanding Common Shares.
(2)

As of April 22, 2019, the Company had 13,887,427 options outstanding and 6,434,988 available for future issuance, representing 6.2% and 2.8% of total Common Shares issued and outstanding, respectively.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set out below, no informed person of the Company (generally speaking insiders and related parties of the Company) nor any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, had any interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company’s Annual Information Form and in the audited financial statements for the year ended December 31, 2018 and in the related management discussion and analysis and filed under the Company’s SEDAR profile at www.sedar.com, along with additional information relating to the Company. Copies of these documents are also available upon request from the Corporate Secretary at Suite 680, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2, or by telephone: (604) 683-8193, or by telephone toll-free: 1-855-246-7341 or by fax: (604) 683-8194. Copies of documents will be provided free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of any such document.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board of the Company.

DATED at Vancouver, British Columbia, this 29th day of April, 2019.

BY ORDER OF THE BOARD

/s/ Greg McCunn

Greg McCunn

Chief Executive Officer

APPENDIX A – DIVERSITY POLICY

ASANKO GOLD

DIVERSITY POLICY

Asanko Gold Inc ("Asanko" or the "Company") recognizes the benefits of promoting diversity across its business, from the Board to the front line. The Company believes that diverse perspectives enhance its organizational strength, problem solving ability and ability to innovate.

This document (the "Policy") defines the Company's policy with respect to diversity on the Board of Directors ("Board") of Asanko, to those in leadership positions at the Company and amongst the workforce.

The Compensation, Nominating and Governance Committee will ensure that, as required by applicable corporate and securities laws, the annual proxy circular of the Company informs shareholders and other stakeholders about the implementation of the Company's gender diversity commitment by:

(a) including a summary of the objectives and key provisions of this Policy;

(b) including information about the Compensation, Nominating and Governance Committee's annual review of the effectiveness of the Policy, disclosing the measures taken to ensure that the Policy has been effectively implemented;

(c) disclosing goals for the representation of women on the board and in senior management positions; and

(d) the number and proportion of women on the Board, in senior management positions, and in the business as a whole;

B. Definitions

In this Policy, diversity refers to all characteristics that make individuals different from each other. It includes but is not limited to characteristics such as gender, geographical representation, education, experience, ethnicity and age.

C. Diversity and the Representation of Women on the Board

Diversity is an important consideration in determining the composition of the Asanko Board. The Board has delegated the responsibility of overseeing and ensuring the implementation of this Policy to the Compensation, Nominating and Governance Committee.

The Company believes that a Board made up of highly qualified individuals from diverse backgrounds promotes better corporate governance, performance and effective decision-making. To support the Company's board diversity objectives, the Compensation, Nominating and Governance Committee will, when identifying and considering the selection of candidates for election or re-election to the Board:

(a) consider only candidates who are highly qualified based on their experience, functional expertise and personal skills and qualities;

(b) consider gender diversity and representation of women on the Board;

ASANKO GOLD

(c) consider other diversity criteria including geographical representation, education, experience, ethnicity, and age; and

(d) in addition to its own searches, as and when appropriate from time to time, engage qualified independent external advisors to conduct a search for candidates who meet the Board's and the Company's criteria for expertise, skills and diversity criteria to help achieve the Company's diversity goals.

The Company has set an aspirational target of 20% representation of women on the board by the end of the third fiscal year from the adoption of this policy being December 31, 2021. The Company will report on progress towards this target every year in the Company's annual proxy circular.

For each director vacancy being filled, the Company will require that at the candidate pool includes at least 30% women regardless of whether the search is conducted solely by the company or through an external advisor.

D. Senior Leadership Diversity

Diversity is also an important consideration in determining the composition of the Company's senior leadership. The Company believes that having individuals in senior leadership positions from diverse backgrounds promotes better innovation, performance and effective decision-making.

To support the Company's senior leadership diversity objectives, the Board, the Compensation, Nominating and Governance Committee and the Chief Executive Officer, when identifying and considering the selection of candidates for senior leadership positions, will:

(a) consider only candidates who are highly qualified based on their experience, functional expertise and personal skills and qualities;

(b) consider gender diversity and the representation of women in senior management positions

(c) and consider other diversity criteria including geographical representation, education, experience, ethnicity, and age; and;

(d) in addition to its own searches, as and when appropriate from time to time, engage qualified independent external advisors to conduct a search for candidates who meet the Company's expertise, skills and diversity criteria to help achieve the Company's diversity goals in relation to senior leadership positions.

E. Amendment

The Board has reviewed and approved this Policy. The Compensation, Nominating and Governance Committee is responsible for reviewing this Policy annually, updating this Policy as required and reporting to the Board with respect to this Policy from time to time.

APPENDIX B – SAY ON PAY POLICY

SAY ON PAY POLICY

A. Advisory 'Say on Pay' Vote

The Board believes that shareholders should have the opportunity to fully understand the objectives, philosophy and principles the Board has used in its approach to executive compensation decisions and, commencing in 2020, to have an annual advisory vote on the Board's approach to executive compensation.

B. Purpose of 'Say on Pay' Advisory Vote

Notwithstanding the foregoing, while shareholders will provide their collective advisory vote, the directors of the Company remain fully responsible for their compensation decisions and are not relieved of these responsibilities by a positive advisory vote by shareholders.

C. Information Circular

The management information circular prepared for each annual meeting of shareholders will provide the required disclosure in respect of the executive compensation in accordance with applicable securities regulations, rules and policies.

D. Form of Resolution

Commencing in 2020, the management information circular distributed in advance of each annual meeting of shareholders will ask shareholders to consider an annual non-binding advisory resolution substantially in the following form (as a separate proxy item):

Resolved on an advisory basis and not to diminish the role and responsibilities of the Board of Directors that the shareholders accept the approach to executive compensation disclosed in the Company's information circular delivered in advance of the [insert year] annual meeting of shareholders;

Approval of the above resolution will require an affirmative vote of a majority of the votes cast at the annual meeting of shareholders.

E. Results of Advisory 'Say on Pay' Vote

The Company will disclose the results of the shareholder advisory vote as a part of its report on voting results for the meeting.

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